UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

   ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
Bloomery Investment Holdings, LLC

Legal status of issuer

      Form
      Limited Liability Company

      Jurisdiction of Incorporation/Organization
      West Virginia

      Date of organization
      September 22, 2014

Physical address of issuer
16357 Charles Town Road
Charles Town, West Virginia 25414

Website of issuer
www.bloomerysweetshine.com

Name of intermediary through which the offering will be conducted
Wefunder Portal, LLC

CIK number of intermediary
0001670254

SEC file number of intermediary
007-00033

CRD number, if applicable, of intermediary
283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
Three percent (3.0%) of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Units of Class B LLC/Membership Interests

Target number of securities to be offered
7,000 Units

Price (or method for determining price)
$10.00 per Unit

Target offering amount
$70,000

Oversubscriptions accepted:
☑ Yes
☐   No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000.00

Deadline to reach the target offering amount
October 16, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
Zero (0) (The issuer is a holding company that holds two (2) wholly-owned subsidiary limited liability companies. All business operations are conducted through one of those subsidiaries – Bloomery Plantation Distillery LLC – which currently has thirteen (13) employees. See section entitled "**BUSINESS**" below.)

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$738,636.00	$799,612.00
Cash & Cash Equivalents	$6,697.00	$2,432.00
Accounts Receivable	$23,876.00	$24,193.00
Short-term Debt	$148,073.00	$148,170.00
Long-term Debt	$464,128.00	$485,244.00
Revenues/Sales	$790,683.00	$789,927.00
Cost of Goods Sold	$493,335.00	$323,187.00
Taxes Paid	$0	$0
Net Loss	-$381,628.00	-$326,093.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

October 17, 2016

FORM C – OFFERING STATEMENT

Up to $1,000,000.00

Bloomery Investment Holdings, LLC



Class B LLC/Membership Interests

This Form C Offering Statement (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Bloomery Investment Holdings, LLC, a West Virginia limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in units of Class B LLC/Membership Interests of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $70,000.00 (the "Minimum Offering Amount" or "Target Offering Amount") and up to $1,000,000.00 (the "Maximum Offering Amount") from Purchasers in the offering of Securities described in this Form C (this "Offering"). The price for each unit of the Securities is Ten Dollars ($10.00). The minimum amount of Securities that can be purchased by a Purchaser is ten (10) units at an aggregate price of $100.00 (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

Summary of Distribution Rights of Holders of the Securities

The rights and obligations of the holders of Class B LLC/Membership Interests of the Company (the "Class B Members") are set forth in detail below in the subsection entitled "**The Securities**" of the section entitled "**THE OFFERING AND THE SECURITIES**" and in the Company's Operating Agreement attached hereto as Exhibit B. Prospective Purchasers of the Securities should review that detailed information to fully understand the rights and obligations of Class B Members, including the important fact that Class B Members are generally NOT entitled to vote upon matters or participate in management of the Company. The following paragraphs summarize the rights of Class B Members to receive financial distributions from the Company:

The Securities are Class B/LLC Membership Interests in the Company and, accordingly, are equity securities and not debt securities. However, the Class B Members have rights to certain distributions that are not typical of equity and instead somewhat characteristic of debt – while also having rights to distributions typical of equity. This is accomplished by providing rights to three different types of distributions, as explained below:

As an initial matter, prospective investors should understand that **there is no certainty that distributions will be made – whether at any specific time or ever**. The Company will be able to make distributions only if it has funds to distribute, and it will have funds to distribute only if its subsidiary Distillery's operations (as discussed below in this Form C) generate profits that are distributed to the Company (as opposed to being retained for Distillery's operations).

    1. **Type 1 Distributions –** Each year, a Class B Member will earn a Preferred Return equal to 10% of his/her then current Unreturned Capital Contribution. "Unreturned Capital Contribution" is the amount the Class B Member paid for his/her Securities less the amounts he/she has received as Type 2 Distributions. If the Company will make distributions in a year, available funds must first be distributed as Type 1 Distributions to pay all Preferred Returns owing. Type 2 or Type 3 Distributions may be made only after all Preferred Returns owed have been paid. Type 1 Distributions will be made pro-rata to Preferred Returns owed. If Preferred Returns are not fully paid for a year, the right to the unpaid amounts carries forward to the next year. Type 1 Distributions cease when the Class B Member's Unreturned Capital Contribution is reduced to zero. Holders of Class A/LLC Membership Interests in the Company (the "Class A Members") do not earn Preferred Returns or receive Type 1 Distributions.

    2. **Type 2 Distributions** – After all required Type 1 Distributions have been made, at least 50% (as decided by the Class A Members) of any additional amounts to be distributed in a year will be paid to the Class B Members with Unreturned Capital Contributions, as Type 2 Distributions, with the balance of the additional amounts to be distributed, if any, as Type 3 Distributions. Type 2 Distributions will be made pro-rata to units held to which the Unreturned Capital Contributions apply. Type 2 Distributions received by a Class B Member are subtracted from and reduce the balance of his/her Unreturned Capital Contribution. Type 2 Distributions cease when the Class B Member's Unreturned Capital Contribution is reduced to zero. Class A Members do not receive Type 2 Distributions.

    3. **Type 3 Distributions –** Type 3 Distributions will be made to both Class A and Class B Members pro-rata to units of membership interests owned. Type 3 Distributions are the only distributions to be made after all Class B Members' Unreturned Capital Contributions are reduced to zero.

The Type 1 and Type 2 Distributions together provide payments to an investor similar to a debt investment – with the Type 1 Distributions providing earnings on the unreturned amount invested in a fashion similar to interest being paid on the outstanding principal balance of a loan, and with the Type 2 Distributions returning the amount invested in a

fashion similar to repayment of the principal amount of a loan.

However, the payment of Type 2 Distributions does NOT repurchase or redeem Class B LLC/Membership Interests. Even though a Class B Member's Unreturned Capital Contribution is reduced to zero, the Member will continue to hold his/her units of Class B LLC/Membership Interests and be entitled to Type 3 Distributions, if and when made.

Although the Securities have certain characteristics of debt, please understand that the Securities are not debt investments, and Class B Members will not have the rights of a creditor. In particular: (i) creditors enjoys priority to a borrower's funds over the borrower's equity owners, whereas Class B Members will be equity owners who are subordinate to creditors' claims; and (ii) loan payments are ordinarily due at specific times regardless of the borrower's ability to pay, whereas distributions to Class B Members will be made only when and if the Company has sufficient funds, and all types of distributions may be deferred indefinitely.

In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Wefunder Portal, LLC as the intermediary (the "Intermediary"). The Intermediary will be entitled to receive the fees and commissions set forth in the following chart from the proceeds of sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$3.00	$97.00
Aggregate Minimum Offering Amount	$70,000.00	$2,100.00	$67,900.00
Aggregate Maximum Offering Amount	$1,000,000.00	$30,000.00	$970,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants, as well as fees to the escrow agent.

The date of this Form C is October 17, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE

PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "**RISK FACTORS**."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY, PROSPECTIVE INVESTORS WILL HAVE THE OPPORTUNITY, VIA THE INTERMEDIARY'S INTERNET-BASED PLATFORM, TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO SECTION 227.501 OF REGULATION CF.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO

REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge

from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its subsidiary Distillery's website, no later than April 30th of the year following the first year in which Securities are sold under this Offering, and each year thereafter while ongoing reporting is required.

Once posted, the annual report may be found on Distillery's website at: www.bloomerysweetshine.com at "*Investor Information*" under the "*Distillery*" tab.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) the Company has filed annual reports pursuant to Regulation CF for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will, via the Intermediary's Internet-based platform, provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate

the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

The Company is a West Virginia limited liability company, formed on September 22, 2014. Copies of the Articles of Organization filed with the Office of the Secretary of State of the State of West Virginia and the Certificate of a Limited Liability Company issued by that office are attached hereto as Exhibit A.

The Company's principal office is located at 16357 Charles Town Road, Charles Town, West Virginia 25414.

The Company does not maintain its own website and instead utilizes the website of its subsidiary Distillery, which is: www.bloomerysweetshine.com.

The information available on or through Distillery's website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business

The Company is a holding company that is the sole member and owner of two other West Virginia limited liability companies – Bloomery Plantation Holdings LLC ("Holdings") and Bloomery Plantation Distillery LLC ("Distillery"). Holdings holds certain real property (being the property on which Distillery conducts its operations), which property is leased to Distillery. Distillery is a distilled spirit manufacturer and merchant wholesaler/retailer. Distillery is currently conducting operations and has been continuously doing so since September 2011. The Company expects that its only significant source of revenue will be distributions made by Distillery from its net earnings, if any.

The Business Plan

Because all the Company's revenues are expected to be derived from Distillery's earnings and Distillery is effectively the Company's operating unit, the business plan of Distillery is presented herein as the relevant business plan. Distillery's business model relies on the continued growth and success of existing SweetShine products such as Limoncello and Black Walnut, as well as the creation of new seasonal products such as Pumpkin Spice and Cranberry Clementine. With funding to be provided to Distillery from the proceeds of this Offering, the Company intends that Distillery begin scaling up and taking on the national market through a targeted marketing campaign. That marketing campaign will include a resourceful take on building brand awareness and recognition at the retail level and creating the framework for a strong distribution channel, while maintaining a five-star tasting room experience at Distillery's West Virginia facility.

The Offering

Minimum amount of Class B LLC/Membership Interests being offered	7,000 Units
Total Class B LLC/Membership Interests outstanding after offering (if minimum amount reached)	7,000 Units
Maximum amount of Class B LLC/Membership Interests being offered	100,000 Units
Total Class B LLC/Membership Interests outstanding after offering (if maximum amount reached)	100,000 Units
Purchase price per Security	$10.00 per Unit
Minimum investment amount per investor	$100.00 (10 Units)
Offering Deadline	October 16, 2017
Use of proceeds	The net proceeds of the Offering will be contributed by the Company to Distillery, and be used by Distillery primarily for marketing and advertising expenses and for working capital, and secondarily for acquisition of equipment and capital improvements if greater amounts are raised. See the section entitled "**USE OF PROCEEDS**" below.
Voting Rights	The Securities offered do not provide management rights, meaning that holders of the Securities will NOT have the right to vote on, or otherwise participate in, the management of the Company and its business, except as otherwise expressly provided in the Company's Operating Agreement attached hereto as Exhibit B. See the subsection entitled "**The Securities**" of the section entitled "**THE OFFERING AND THE SECURITIES**" below.

RISK FACTORS

The following material factors make an investment in the Company speculative or risky.

Risks Inherent in Crowdfunding Investments

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE

INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES AUTHORITY HAS MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

Risks Related to the Company's and Distillery's Business and Industry

The Company's performance is dependent upon Distillery's performance.
The Company's financial performance and success is wholly dependent upon the performance of Distillery and the Company's ability to receive revenue as distributions of earnings from Distillery's operations. The Company will not receive revenue if Distillery is unable to generate adequate revenue and earnings, and, accordingly, the Company's business and financial condition will be materially adversely affected. **HENCE, ANY RISK TO DISTILLERY OR ITS BUSINESS, SALES, REVENUES, PROFITABILITY, RESULTS OF OPERATIONS OR FINANCIAL CONDITION, AS DISCUSSED IN THIS FORM C, IS ALSO A RISK TO THE COMPANY'S BUSINESS AND FINANCIAL CONDITION, AND SHOULD BE CONSIDERED ACCORDINGLY**.

The Company can project future gains or losses only with uncertainty due to dependence upon Distillery's operations, which are uncertain.
The Company anticipates that substantially all of its future revenues will result from the sale of products developed, produced, and marketed by or for Distillery. The Company's future revenues are dependent upon the future success and profitability of such activities of Distillery, which future success and profitability is uncertain due to any number of considerations and, accordingly, the Company's future gains or losses can be projected only with uncertainty.

Distillery currently operates at a loss and Distillery is not assured of earning a profit in the future.
Distillery currently operates at a loss, has not earned a profit to date, and is uncertain of earning profits in the future. As such, Company will not have revenues to fund Distillery's further operations and growth if the proceeds of the Offering are fully expended prior to Distillery realizing profits from its operations.

Distillery is in the early stages of conducting operations and faces the risks and uncertainties incident to a new business.
Distillery opened its mini-distillery on September 17, 2011. Distillery remains in the early stages of conducting operations and has a limited operating history. Distillery faces all the risks and uncertainties incident to the development, operation, and growth of a new business. Both the Company and Distillery face numerous challenges in the pursuit of a business strategy for Distillery, including raising adequate capital for its operations and growth. There can be no assurance that the Company and Distillery will successfully meet these challenges.

Distillery's operating costs may rise significantly, which may negatively impact the profitability of Distillery's business.
Distillery incurs substantial operating costs in conducting its business, such as the costs of labor, ingredients, supplies, leased properties, utilities and energy, and freight. In particular, Distillery purchases large quantities of ingredients, such as corn liquor, and significant quantities of bottles to package its products. Operating costs may increase due to conditions that are difficult to predict and beyond Distillery's control, including inflation, competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental programs and regulations, such as those affecting trade, agriculture, and employee's wages and benefits. As such, any material upward movement in operating costs could negatively impact Distillery's margins, if it is not able to pass these costs on to its customers, or sales, if Distillery is forced to increase its prices, which would adversely affect its business, results of operations and financial condition.

Distillery may not distribute earnings to the Company.
Even if Distillery earns profits, it may determine that some or all of such earnings should be retained for the growth and development of its business and, accordingly, not make significant or any distributions to the Company. If the Company does not receive revenue as distributions from Distillery, its business, results of operations and financial condition will be materially adversely affected.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at Distillery's manufacturing facility, or a disruption at the facilities of Distillery's suppliers or distributors, could adversely affect Distillery's business, results of operations and financial condition. A disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect Distillery's business, results of operations and financial condition.

Distillery is dependent on third-party suppliers for key ingredients, packaging materials and production inputs, and its use of natural ingredients exposes it to weather and crop reliability.
Distillery purchases the ingredients used in the manufacturing of its spirits from a number of third-party suppliers. In addition, Distillery's products use agricultural products and therefore many outside factors, including weather conditions, farmers' rotation of crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. Distillery

is exposed to the quality of the crops of agricultural products each year, and significant failure of a crop would adversely affect its costs.

We rely, in part, on third-party suppliers to maintain the quality of Distillery's products.
The failure or inability of suppliers to comply with the specifications and requirements of Distillery's products could result in product recall and adversely affect Distillery's reputation. While suppliers are required to comply with Distillery's product specifications and requirements, they may fail to provide products that are consistent with Distillery's standards or that are in compliance with applicable laws, and we cannot guarantee that Distillery will be able to promptly identify such failures. These same issues would exist with any new manufacturer, and may be exacerbated due to the newness of the relationship. The failure of any supplier to provide products that conform to Distillery's standards and comply with applicable laws could materially and adversely affect Distillery's brand and reputation in the marketplace, as well as customer relationships, and result in product recalls, product liability claims and severe economic loss.

Growth rates higher than planned, or the introduction of new products requiring special ingredients, could create demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for Distillery's key ingredients, there can be no assurance that Distillery would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect Distillery's business, results of operations and financial condition.

Parties with which Distillery contracts may fail to perform.
Distillery may enter one or more contracts for: (i) the sale of Distillery's products to third parties; (ii) the distribution of Distillery's products by third parties; (iii) the purchase by Distillery of supplies, materials, equipment, fixtures, or other goods from third parties; and/or (iv) other matters. However, there is no certainty that the parties to such contracts will perform their respective obligations under the contracts, or that Distillery will be able to judicially or otherwise enforce such obligations if the parties fail or refuse to perform their obligations, or if such parties become insolvent or seek bankruptcy protection, cease operations, or dissolve.

Distillery may be unable to market its products successfully.
There is no certainty of a market for Distillery's products at profitable prices.

The Company, together with Distillery, must correctly predict, identify, and interpret changes in consumer preferences and demand, and offer new products to meet those changes.
Consumer preferences for products change continually. Distillery's success depends on the ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. The Company and Distillery must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, Distillery's sales could decline.

Sales of a limited number of products and flavors contributed all of Distillery's historical cash

flow.

A reduction in the sale of Distillery's products would have a material adverse effect on its ability to achieve and maintain profitability and achieve future growth. All of Distillery's sales for the year ended December 31, 2015 resulted from sales of ten (10) flavors of its products. During that year, approximately 57% of Distillery's sales came from sales of four primary flavors. All of its secondary flavors represent a relatively small portion of its sales. We cannot be certain that Distillery will be able to continue to commercialize or expand distribution of its existing flavors or that any of its future flavors will be accepted in their markets. Any inability on Distillery's part to stay current with food and consumer trends through new products could have a material adverse effect on its business, results of operations and financial condition.

Distillery's advertising and marketing efforts may be costly and may not achieve desired results.

Distillery incurs substantial expense in connection with its advertising and marketing efforts. Although Distillery targets its advertising and marketing efforts on current and potential customers who it believes are likely to be in the market for the products Distillery sells, we cannot assure you that Distillery's advertising and marketing efforts will achieve desired results. In addition, Distillery periodically adjusts its advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of such advertising expenditures, which may be made to optimize such return could adversely affect Distillery's sales.

Distillery's business and results of operations may be adversely affected if it is unable to maintain its customer experience or provide high quality customer service.

The success of Distillery's business, particularly its business conducted in its tasting room, largely depends on Distillery's ability to provide a superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as its ability to continue to operate the tasting room with personable staff and provide a reliable and user-friendly website interface for Distillery's customers to browse and learn about Distillery and its products. If Distillery is unable to maintain a superior customer experience and provide high quality customer service, Distillery may not be able to retain existing customers or attract new customers, which could have an adverse effect on Distillery's business, results of operations, and financial condition.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets and liquor stores in Distillery's major markets, may consolidate, resulting in fewer customers for Distillery's business. Consolidation also produces larger retail customers that may seek to leverage their position by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories. Retail consolidation and increasing retailer power could adversely affect Distillery's product sales and results of operations. Retail consolidation also increases the risk that adverse changes in a large retailer's business operations or financial performance will have a corresponding material and adverse effect on Distillery. For example, a retailer in financial difficulty may delay, decrease, or cancel purchases of Distillery's products, or delay or fail to pay Distillery for previous purchases, which could materially and adversely affect Distillery's product sales, business, operating results, and financial condition.

Reductions in sales of Distillery's products will have an adverse effect on its profitability and ability to generate cash to fund its business plan.

The following factors, among others, could affect continued market acceptance and profitability of Distillery's products:

• the introduction of competitive products;
• changes in consumer preferences among alcoholic beverage products;
• changes in consumer alcohol consumption habits, including trends away from certain categories, including craft/artisan products and flavored liqueurs;
• the level and effectiveness of our sales and marketing efforts;
• any unfavorable publicity regarding alcohol or any detrimental effects of alcohol upon health;
• any unfavorable publicity regarding Distillery's brand;
• litigation or threats of litigation with respect to Distillery's products;
• the price of Distillery's products relative to other competing products;
• price increases resulting from rising commodity costs;
• any changes in government policies and practices related to Distillery's products, labeling and markets;
• regulatory developments affecting the manufacturing, labeling, marketing or use of Distillery's products; and
• new science or research that disputes the healthfulness of Distillery's products.

Adverse developments with respect to the sale of Distillery's products would significantly reduce its net sales and have a material adverse effect on its ability to achieve and maintain profitability.

Distillery's business is seasonal in nature, and Distillery is likely to experience fluctuations in results of operations and financial condition.

Distillery's business has been somewhat seasonal, with sales being historically higher in the months of July through September than during the rest of the year.

Distillery is heavily dependent on its distributors.

Distillery sells a substantial portion of its products to independent distributors for distribution to on-premise locations such as bars and restaurants, and for distribution to off-premise retail locations such as grocery and liquor stores. Although Distillery currently has an adequate network of wholesale distributors for its current needs, sustained growth and expansion into new markets will require Distillery to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that Distillery will be able to maintain its current distribution network or secure additional distributors on terms favorable to Distillery, or at all. Inability to maintain and add distributors could have a material adverse effect on Distillery's business, results of operations, and financial condition. Further, Distributors often represent competing spirits brands and may be influenced by their continuing business relationships with other distillers. Distillery's distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales. While we believe that the relationships between Distillery and its distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of Distillery's distributors will continue to effectively market and distribute Distillery's products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on Distillery's business, results of operations, and financial condition.

Distillery's distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under some state laws, distribution agreements for alcoholic beverages can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit an alcoholic beverage supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the alcoholic beverage distribution industry, which could adversely affect the financial stability of distributors on which we rely.

Failure by Distillery's transportation providers to deliver Distillery's products on time or at all could result in lost sales.

Distillery currently relies upon third-party transportation providers for a significant portion of its product shipments. Distillery's utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet Distillery's shipping needs. Distillery may, from time to time, change third-party transportation providers, and Distillery could therefore face logistical difficulties that could adversely affect deliveries. Distillery may not be able to obtain terms as favorable as those it receives from its current third-party transportation providers or may incur additional costs, which in turn would increase Distillery's costs and thereby adversely affect its business, operating results, and financial condition.

Distillery's business is substantially dependent upon awareness and market acceptance of its products and brands.

Distillery's business depends on acceptance of its products by its end consumers, as well as acceptance by its independent distributors that Distillery's brands have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. Any failure of Distillery's brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on its revenues, business, operating results, and financial condition.

Maintaining, extending and expanding Distillery's reputation and brand image are essential to our business success.

We intend to maintain, extend, and expand Distillery's brand image through marketing investments, including advertising and consumer promotions. Regulation and scrutiny of advertising, consumer promotion, and marketing practices, whether existing or newly imposed, or Distillery's response to those restrictions, could limit our efforts to maintain, extend and expand Distillery's brand. Moreover, adverse publicity about regulatory or legal action against Distillery could damage its reputation and brand image, undermine its customers' confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations. In addition, our success in maintaining, extending, and expanding Distillery's brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising

campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about Distillery, its brands or its products on social or digital media, whether or not valid, could seriously damage its brands and reputation. If we do not establish, maintain, extend and expand Distillery's brand image, then its product sales, business, results of operations, and financial condition could be adversely affected.

Product safety and quality concerns, and product liability claims, could adversely impact Distillery's business and reputation.

Distillery's success depends in large part on its ability to maintain consumer confidence in the safety and quality of its products. Distillery's business exposes it to potential product liability risks as well as warranty and recall claims that are inherent in the manufacture, sale and use of its products. If Distillery's products are actually or allegedly defective, contaminated, or unfit for consumption, Distillery may be subject to product liability claims for products alleged to have caused injury, illness or death (even if such allegations are without merit), which claims may not be covered by insurance, or forced to recall its products for health or safety-related issues. Product liability claims or recalls may result in negative publicity and harm to Distillery's reputation, loss of current and future customers, reduced revenue and increased costs, all of which could have an adverse effect on Distillery's business, results of operations, and financial condition. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived safety and quality consequences of certain ingredients in Distillery's products may erode consumers' confidence in the safety and quality of those ingredients, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of Distillery's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of Distillery's products and may reduce demand for Distillery's products.

If Distillery's brand or reputation is damaged, the attractive characteristics that it offers retailers may diminish, which could diminish the value of its business.

Distillery is currently an attractive brand for its customers because its products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both Distillery's premium price point and its sales velocity. If Distillery's brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for Distillery's products and Distillery may no longer be able to generate a high sales velocity at its then-current prices. If Distillery no longer offers these characteristics, retailers may decrease their orders of Distillery's products and downgrade the in-store placement of such products, which could have an adverse effect on Distillery's business, results of operations, and financial condition.

The alcoholic beverage industry is highly competitive.

The alcoholic beverage industry is highly competitive with a large and ever-increasing number of products competing for a limited market. Distillery's competitors may include major companies with significantly greater financial, technical and personnel resources, and superior expertise in development and marketing of products. Smaller or early stage companies may also prove to be significant competitors. Existing or future competitors may produce and market products comparable or superior to those of Distillery. Such a scenario may have a material adverse effect on Distillery's business, results of operations, and financial condition.

Distillery relies on various intellectual property rights, including trademarks, in order to operate its business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps that Distillery has taken or may in the future take to maintain and protect its intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to Distillery because an infringer has a dominant intellectual property position or for other business reasons. Distillery's failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect its intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact Distillery's competitive position, business, results of operations, and financial condition.

From time to time, third parties may claim that one or more of Distillery's products infringe their intellectual property rights.

Any dispute or litigation regarding intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert Distillery's management and key personnel from its business operations. A claim of intellectual property infringement could force Distillery to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require Distillery to redesign or relabel its products, which would be costly and time-consuming, and/or could subject Distillery to an injunction against sale of certain of its products. Distillery may have to pay substantial damages, including damages for past infringement, if it is ultimately determined that its products infringe a third party's proprietary rights.

Evolving federal, state or local laws and regulations, or failure to comply with applicable laws and regulations, may increase Distillery's costs and have a material adverse effect on its financial condition.

Distillery's activities or products are subject to various federal, state, and local laws and regulations. Distillery is subject to governmental regulation regarding such matters as product quality and safety, ingredients, advertising, trade practices, product or production requirements, labeling, import or export, relations with distributors and retailers, health and safety, taxes, and the environment. Such laws and regulations, and interpretations thereof, may change, sometimes dramatically, or new laws and regulations may be imposed, as a result of a variety of factors, including political, economic or social events. The need to comply with new or revised laws or regulations, or new or changed interpretations or enforcement of existing laws or regulations, may increase Distillery's costs of compliance and divert Distillery's management's time and attention from strategic initiatives, which may have an adverse effect on Distillery's business, results of operations, and financial condition. Further, if Distillery fails to comply with applicable laws and regulations, it could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on its business, results of operations, and financial condition. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm Distillery's business or reputation.

Distillery is subject to governmental regulations affecting distilleries and tasting rooms.

Federal, state and local laws and regulations govern the production, distribution, and sale of

spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. To operate its distillery, Distillery must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Distillery's tasting room is subject to alcohol beverage control regulations that require Distillery to maintain a license that may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of Distillery's tasting room, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting Distillery's ability to conduct business), assessment of additional taxes, interest and penalties, or the imposition of significant fines.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of Distillery's products. If these types of requirements become applicable to Distillery's products under current or future health laws or regulations, they may inhibit sales of such products.

Distillery's licenses are subject to revocation.
Distillery, and its products, are regulated and licensed at the federal and state levels. Revocation of federal licensing would force Distillery to cease its current operations. Revocation of licensing by a state could force Distillery to cease sales and marketing in that state.

The Company's and Distillery's success depends on the experience and skill of their respective management teams and key employees.
In particular, the Company and Distillery are dependent on Thomas J. Kiefer, Distillery's Chief Executive Officer, Linda S. Losey, Distillery's Chief Operating Officer and Chief Creative Officer, and Robert H. Losey, Distillery's Chief Sales Officer, who together are all the Class A Members of the Company in whom management rights and powers reside. There can be no assurance that they will continue to be employed by Distillery for a particular period of time. The loss of Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey or any other executive officer or key employee could harm Distillery's and/or the Company's cash flow, business, results of operations, and financial condition.

The success of Distillery is highly dependent upon its ability, in a competitive environment, to attract and retain qualified managers and other personnel.
Distillery's operations could be adversely affected if, for any reason, any of its principal managers, officers, or other key personnel cease to be active within the company. Growth of Distillery will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis. The Company does not intend to secure key-man insurance with respect to such key personnel.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company and Distillery are dependent on Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey in order to conduct their operations and execute their business plans, however, neither the Company nor Distillery have purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company's and/or Distillery's business, results of operations, and financial condition.

The Company has indicated that it and Distillery have engaged in certain transactions with related persons.

Please see the section of this Form C entitled "**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**" for further details.

Distillery's ability to successfully implement its business plan requires an effective planning and growth-management process.

If unable to manage its growth, Distillery may not be able to implement its business plan, and its business may suffer as a result. The Company expects that Distillery will have to expand its business to address potential growth in the number of customers and markets, expand its product offerings, and pursue other market opportunities. The Company expects that Distillery will need to continue to improve its operational and financial systems, procedures, and controls, and will need to expand, train, and manage its workforce. The Company can give no guarantee that Distillery will be successful in these efforts.

The Company intends to use a significant portion of the proceeds from the Offering for unspecified working capital for Distillery.

The Company intends to contribute the entire proceeds from the Offering (net of expenses of the Offering) to Distillery, and intends that between 30% to 22.5% of the proceeds from the Offering (depending upon the total amount raised) will be used by Distillery for unspecified working capital. This means that Distillery will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit Distillery's use of the funds to specific uses that you could evaluate. Such portion of the proceeds from this Offering will be used for the purposes that Distillery's management deems to be in the Company's best interests in order to address changed circumstances or opportunities. As a result of the foregoing, Distillery's success will be substantially dependent upon its discretion and judgment with respect to application and allocation of such portion of the proceeds of this Offering. Distillery may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. Distillery may use the proceeds for compensation for its employees and officers, including Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey. A use of proceeds that does not further Distillery's business and goals could harm Distillery and its operations, and thus the Company, and ultimately cause a Purchaser to lose all or a portion of his or her investment.

We have not prepared any audited financial statements of Distillery or the Company.

Therefore, you have no audited financial information regarding the Company's or Distillery's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

This Offering includes projected financial statements of Distillery's anticipated financial condition.

Because Distillery has only a limited operating history, the Company has projected Distillery's future financial condition based upon the Company's reasonable, best-effort projections, estimates, and assumptions, all of which are uncertain. The projected financial statements included in Distillery's Business Plan attached hereto as Exhibit C are based upon such uncertain projections, estimates, and assumptions. Distillery's actual results could differ materially from the projected conditions shown in the projected financial statements.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Proceeds of the Offering may be insufficient for Distillery's needs.

The Company believes that the Minimum Offering Amount of Seventy Thousand Dollars ($70,000) and the Maximum Offering Amount of One Million Dollars ($1,000,000), respectively, will be sufficient to fund Distillery's needs for the items specified with respect to such amounts in the section entitled "**USE OF PROCEEDS**" below. However, if management's assumptions are incorrect, or if budgeted amounts are inadequate due to cost overruns, increased operating costs, or unexpected developments, the proceeds of the Offering may be insufficient for such needs. In such event, the Company would likely require additional capital investment or debt financing to fund the above-referenced needs, and there can be no certainty that the Company would then be able to obtain any such funding. Further, the sale of additional equity interests in the Company may dilute Securities sold pursuant to this Offering.

Market conditions may make raising future capital difficult.

In the relatively recent past, the domestic and international economies have faced turbulent times with credit markets severely contracting, thus making traditional financing difficult, if not impossible, to secure. A significant downturn in the national or global economy may cause a general disinclination to invest in companies such as the Company. Consequently, investors may be reluctant to invest in the Company in the event of the need for additional financing. Further, commercial banks and other sources of debt financing are often reluctant to lend money to entities whose assets and potential revenue generation are difficult to value or to predict. As a result, the Company may not be able to obtain necessary levels of financing as a going concern.

Interest rates could adversely affect the Company, making debt service and borrowing more difficult or financially unsustainable.

Market conditions could substantially affect interest rates and thereby affect the ability of the Company to borrow necessary funds or to enter into certain debt instruments. The ability of the Company to borrow necessary funds could adversely affect the ability of the Company to respond to certain market conditions or business opportunities.

Because Distillery's business is seasonal, adverse events during its busiest season could materially affect Distillery's financial performance as a whole.

Distillery generally recognizes its highest volume of net sales during the holiday selling season, which occurs in the fourth quarter of its and the Company's fiscal year. In anticipation of this holiday selling season, Distillery purchases substantial amounts of seasonal inventory. Adverse events, such as deteriorating economic conditions, higher unemployment, higher gas prices, or unanticipated adverse weather could result in lower-than-planned sales during the holiday season and result in the liquidation of excess seasonal merchandise at unanticipated markdowns. Such events would adversely affect Distillery's sales, operating results and financial condition.

Distillery's business may be adversely affected by unforeseen events.

Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, wherever occurring, could disrupt Distillery's supply chain or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for Distillery's products or make it difficult or impossible to obtain ingredients or supplies from Distillery's suppliers. Extreme weather conditions in the area in which Distillery's tasting room is located, or in markets where retailers of Distillery's products have stores, could adversely affect Distillery's business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for customers to travel to Distillery's tasting room or such retailer's stores and thereby reduce Distillery's sales and profitability. Distillery's business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of Distillery's inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect Distillery's business, results of operations and financial condition.

Decreases in discretionary consumer spending may have an adverse effect on Distillery.

The products Distillery offers are products that consumers are likely to view as discretionary items rather than necessities. As a result, Distillery's results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Factors such as availability of consumer credit, consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and Distillery's business, results of operations, and financial condition.

Risks Related to the Securities

The Securities being offered are "restricted securities" and will not be freely tradable under federal securities law until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. There is a lack of public market for, and liquidity in, the Securities.

The Securities have not been registered under the Securities Act or the securities laws of any state or non-United States jurisdiction and, accordingly, the Securities are "restricted securities" and cannot be offered, sold, or otherwise transferred, encumbered, or hypothecated in the United

States unless registered under the Securities Act and any applicable state securities laws or unless exempt from such registration. Purchasers of the Securities will have no rights to require registration of the Securities under the Securities Act or other securities laws, and it is not currently contemplated that registration will be effected. There is not now and likely will not be a public market for the Securities and Purchasers may, therefore, find it difficult or impossible to liquidate their investment when desired. Restrictions or difficulties in transferring the Securities may adversely affect the price that a Purchaser might be able to obtain in a private sale of the Securities. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, the Company may be unable or unwilling to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

There is no certainty that Purchasers will realize a Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The offering price was arbitrarily determined.
The Offering price for the Securities has been arbitrarily determined by the Company and may not necessarily bear any relationship to the assets, book value, potential earnings, or net worth of the Company or any other recognized criteria of value and should not be considered to be an indication of the actual value of the Company or the Securities offered herein.

Units of Class B LLC/Membership Interests available for future issuance may dilute your investment.
Dilution is the reduction in the percentage of ownership represented by a unit of LLC/Membership Interests that results from the issuance of additional units. For example, if an LLC had 100 units issued, each unit would represent ownership of 1% (1/100) of the LLC, but

the issuance of an additional 100 units would decrease the ownership percentage to 1/2% (1/200) per unit. The Company's Operating Agreement attached hereto as Exhibit B authorizes two hundred thousand (200,000) units of Class A LLC/Membership Interests and two hundred thousand (200,000) units of Class B LLC/Membership Interests. All two hundred thousand (200,000) units of the Class A LLC/Membership Interests are issued and outstanding, and between seven thousand (7,000) and one hundred thousand (100,000) units of the Class B LLC/Membership Interests will be issued and outstanding after this Offering, depending upon the level between the Minimum Offering Amount and the Maximum Offering Amount at which this Offering is subscribed. In the aggregate, the Company will have between two hundred seven thousand (207,000) and three hundred thousand (300,000) units of LLC/Membership Interests (both Class A and Class B) issued and outstanding after this Offering, depending upon the subscription level. The Company may, at a later date, issue the balance of the authorized units of Class B LLC/Membership Interests (100,000 units plus any units offered but not sold under this Offering – as to which the Class B Members do not have preemptive rights), which additional units would dilute the percentage of both the aggregate Class B LLC/Membership Interests and the aggregate of all LLC/Membership Interests (both Class A and Class B) owned by Purchasers of the Securities under this Offering, and accordingly dilute the percentage of distributions to which they would be entitled. Further, the Company could authorize and issue additional membership interests, whether Class A, Class B, or of a separate class entirely, at a later date. The availability of any of such units and their potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.

Purchasers will experience immediate value dilution as a consequence of the price of the Securities.
Purchasers of the Securities will experience immediate and substantial dilution in the value of the Securities. The price of the Securities under this offering is substantially higher than will be the book value of the Company per unit of the LLC/Membership Interests (both Class A and Class B) outstanding immediately after completion of the Offering (for purposes of this discussion, it is assumed that book value should be allocated equally to both Class A and Class B LLC/Membership Interests, which assumption is speculative and may be erroneous). Such dilution results primarily from the arbitrary determination of the Offering price by the Company at a level significantly higher than the present book value of the Company.   Similarly, value dilution could occur if, at a later date, the Company offers Class B LLC/Membership Interests at less than the price under this Offering.

Distributions to Purchasers upon liquidation and dissolution may be limited or restricted by legal requirements that adequate provision or reserve be made for creditors of Distillery or the Company, as the case may be.
Upon dissolution of Distillery, proceeds from the liquidation of assets will be available to the Company only after the satisfaction of all other claims on Distillery and the establishment of reserves deemed necessary by management for contingent or unforeseen liabilities or obligations of Distillery. Similarly, upon dissolution of the Company, proceeds from the liquidation of assets will be available to investors (on the basis specified in the Company's Operating Agreement attached hereto as Exhibit B) only after the satisfaction of all other claims on the Company and the establishment of reserves deemed necessary by management for contingent or unforeseen liabilities or obligations of the Company. Hence, a Purchaser's ability to recover funds invested in the event of dissolution and liquidation will depend upon the proceeds of

liquidation and the claims to be satisfied.

Distributions may be insufficient for tax purposes.
The Company is taxed as a partnership. Accordingly, income and gains will be passed through to the Company members (whether Class A or Class B Members) on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

The tax and legal consequences of an investment depend upon each Purchaser's situation.
A prospective Purchaser's particular situation will determine the tax and legal consequences of an investment in the Securities. Prospective Purchasers are advised to consult their tax professional, attorney, or other advisors regarding all tax and legal consequences of investment prior to investment. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect an investment in the Company. Neither the Company nor its managers make any representations or warranties with regard to the tax treatment or legal consequences of any investment in the Securities.

The Company is subject to audit by the Internal Revenue Service, which could impact a Purchaser's tax returns and tax liability.
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

The Class A Members are small in number and will continue to control the Company; Class B Members will not participate in management.
Except as otherwise expressly provided in the Company's Operating Agreement attached hereto as Exhibit B, only Class A Members (as contrasted with Class B Members, including Purchasers of the Securities under this Offering) have the right to vote on, and otherwise participate in, the management of the Company and its business, including the management of its wholly-owned subsidiaries, Distillery and Holdings, and their respective businesses. All the authorized Class A LLC/Membership Interests in the Company have been issued to and are held by the following Class A Members: Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey. Accordingly, the Class A Members will continue to be able to control the Company, with the power and authority to make both strategic long-term and day-to-day operational decisions regarding the Company, Distillery, and Holdings, and their respective businesses. Some or all of the Class A Members may have interests that are different from yours, and they may support proposals and actions with which you may disagree. Purchasers of the Securities under this Offering will be Class B Members in the Company and have no rights to participate in its management or operation

except as otherwise expressly set forth in the Company's Operating Agreement attached hereto as Exhibit B.

The Class A Members shall generally not be liable to Purchasers.
The Class A Members shall be liable to Purchasers for losses, damages, costs, and expenses only to the extent mandated by the Company's Operating Agreement attached hereto as Exhibit B and applicable law. The Operating Agreement provides that none of the Class A Members shall be liable or responsible to the Company or any member or interest holder for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or any manager by the Operating Agreement or by law, unless the action was taken or the omission was made fraudulently or unless the action or omission constituted gross negligence, reckless or willful misconduct, a knowing violation of law, or an intentional breach of the Operating Agreement. Further, the Operating Agreement may require indemnification of the Class A Members in certain or most circumstances, which indemnification could deplete the Company's cash available for general operations and growth.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, and general financial condition.

The Company may redeem the Securities from Purchasers.
As provided and on the terms and in the limited situations set forth in the Company's Operating Agreement attached hereto as Exhibit B, the Company may redeem and purchase back from Purchasers any Securities issued under this Offering without further consent or approval of the Purchasers.

The Securities are subject to Drag-Along Rights.
Pursuant to provisions of the Company's Operating Agreement attached hereto as Exhibit B, the Class A Members have Drag-Along Rights. For purposes of this provision, "Drag-Along Rights" means that, in the event the Class A Members elect to sell all of the Class A LLC/Membership Interests to an unrelated, unaffiliated, bona-fide third party (an "Acquirer") on a good-faith, arm's length basis, the Company (by action of the Class A Members) may compel the Class B Members to sell all the Securities to the Acquirer, and any net proceeds of such sale shall be distributed in the same manner as provided upon dissolution of the Company. Further, if the Class A Members negotiate a sale or other transfer to an Acquirer on a good-faith, arm's length basis, of all of the Class A LLC/Membership Interests or all or substantially all of the Company's assets, the Class B Members shall cooperate in the negotiation and consummation of any such sale or other transfer.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This

means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Offering Amount even after the Offering Deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as either the new Offering Deadline is reached without the Company receiving the Minimum Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Execution of a Subscription Agreement by a subscriber constitutes a binding offer to buy Securities.

An investor will not be able to revoke his or her subscription, except as otherwise expressly provided by applicable law; *provided that,* an investor may cancel an investment commitment until 48 hours prior to the Offering Deadline or the specified time and date of an Early Closing, whichever comes first, as specified in the subsection entitled "**The Offering**" of the section entitled "**THE OFFERING AND THE SECURITIES**" below.

IN ADDITION TO THE RISKS LISTED ABOVE, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE ALL RISKS THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER THE COMPANY WILL SUCCESSFULLY EFFECTUATE THE COMPANY'S CURRENT BUSINESS PLAN. EACH PROSPECTIVE PURCHASER IS ENCOURAGED TO CAREFULLY ANALYZE THE RISKS AND MERITS OF AN INVESTMENT IN THE SECURITIES AND SHOULD TAKE INTO CONSIDERATION WHEN MAKING SUCH ANALYSIS, AMONG OTHER FACTORS, THE RISK FACTORS DISCUSSED ABOVE.

AN INVESTMENT IN THE SECURITIES IS HIGHLY SPECULATIVE. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

<u>Bloomery Investment Holdings, LLC</u>

General

The Company was organized on September 22, 2014, as an at-will, member-managed limited

liability company under the laws of the State of West Virginia by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey.

The Company is a holding company and holds all the membership interests in two other West Virginia limited liability companies – Holdings and Distillery. The Company conducts no business or operations of its own and is dependent upon the operations and earnings of its wholly-owned subsidiaries, Holdings and Distillery, for the Company's revenue. Holdings and Distillery are discussed further below.

Business Plan & Financial Information

Because all the Company's revenues are expected to be derived from Distillery's earnings and Distillery is effectively the Company's operating unit, the business plan of Distillery (discussed below under the part entitled "Bloomery Plantation Distillery LLC" below and attached to this Form C as Exhibit C) is presented herein as the relevant business plan.

Attached to this Form C as Exhibit D are the Company's financial statements reviewed (but not audited) by an independent public accountant. **Prospective investors should read and understand the Company's included financial statements, all of which are material to this Offering.**

Management

The Company is, and will continue to be, managed by Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey, who hold all the Company's Class A LLC/Membership Interests and are the promoters of this Offering (the "Promoters"). Such persons have significant experience in business. See the section entitled "**MANAGEMENT, OFFICERS AND EMPLOYEES**" below.

Prior Exempt Offerings

From May 16, 2016 through September 15, 2016, the Company conducted a prior exempt offering under Section 4(a)(6) of the Securities Act and Regulation CF. Such offering concerned Class B LLC/Membership Interests substantially similar in rights as the Securities offered under this Offering. Such offering terminated without the sale of any securities.

Bloomery Plantation Holdings LLC

General

Holdings was organized on January 26, 2011, as an at-will, member-managed limited liability company under the laws of the State of West Virginia, with Thomas J. Kiefer and Linda S. Losey as its sole members. Thomas J. Kiefer and Linda S. Losey subsequently transferred all their membership interests in Holdings, together with their respective membership interests in Distillery and the separate transfer by Robert H. Losey of his membership interests in Distillery, to the Company in exchange, collectively, for the entirety of the two hundred thousand (200,000) authorized units of Class A LLC/Membership Interests in the Company. The Company is now

the sole member of Holdings.

Holdings owns the following real property situated in Jefferson County, West Virginia: (i) an improved tract of 12.00 acres, more or less, located at 16357 Charles Town Road, Charles Town; and (ii) two lots, each being 25' by 125', upon which is located a warehouse facility, situated at 322–324 Mildred Street, Charles Town. The 12.00 acre tract is leased to Distillery and is the site of Distillery's business operations and tasting room. The Mildred Street lots are leased to Distillery and are used by Distillery as a bonded warehouse and production facility. The asset value of the properties is reflected in the Company's balance sheet included in its Financial Statements attached hereto as Exhibit D.

Holdings directly receives no payments under the leases, pursuant to which Distillery is required to directly pay all indebtedness secured by the demised premises (as reflected in the following paragraph), all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises. As a consequence of the structure of the lease, Holdings has no cash revenue or expenses and no net profit or loss. The terms of the leases run through September 30, 2024.

Liabilities & Encumbrances

The 12.00 acre tract is encumbered by: (i) a deed of trust dated July 12, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $363,000, which deed of trust is recorded in the Office of the Clerk of the County Commission of Jefferson County, West Virginia, in Trust Book 1964, at page 659; and (ii) a credit line deed of trust dated July 12, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $150,000, which deed of trust is recorded in the aforesaid Clerk's Office in Trust Book 1964, at page 667. The Mildred Street lots are encumbered by a deed of trust dated December 27, 2013, granted by Holdings to Douglas B. Ernest, trustee, to secure indebtedness to United Bank, Inc. in the maximum principal amount of $132,750, which deed of trust is recorded in the aforesaid Clerk's Office in Trust Book 1990, at page 68. All such indebtedness is discussed below under the part entitled "Bloomery Plantation Distillery LLC" below.

Management

Holdings is managed by the Company.

Bloomery Plantation Distillery LLC

General

Distillery was organized on December 21, 2010, as an at-will, member-managed limited liability company under the laws of the State of West Virginia, with Thomas J. Kiefer and Linda S. Losey as its sole members. Robert H. Losey became a member of Distillery in 2014. Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey subsequently transferred all their membership interests in Distillery, together with their respective membership interests in Holdings, to the

Company in exchange, collectively, for the entirety of the two hundred thousand (200,000) authorized units of Class A LLC/Membership Interests in the Company. The Company is now the sole member of Distillery.

Distillery is a distilled spirit manufacturer and merchant wholesaler/retailer. Distillery is in the early stages of conducting operations.

Distillery produces world-class liqueurs. Its all natural, award-winning SweetShines are made by hand, from 190 proof corn liquor, pure cane sugar, and farm-fresh ingredients. The finished products are sold in 375 ml bottles and range in proof from 8 to 70. Distillery currently produces 10 SKUs: Limoncello, Cremma Lemma, Raspberry Lemon, Hard Lemonade, Chocolate Raspberry, Peach Shine, Ginger Shine, Black Walnut, seasonal Cranberry Clementine and seasonal Pumpkin Spice.

Distillery opened as a mini-distillery in the agri-tourism industry in September 2011. The mini-distillery is located two miles east of Charles Town, WV and is situated on a 12-acre parcel of land where Distillery grows farm-fresh ingredients, including ginger, raspberries and lemons. Production and retail sales take place in a two-story 50' x 16' pre-civil war, historic log cabin on the property.

Distillery intends to continue to serve and market its products in its current markets: West Virginia, District of Columbia, Tennessee, Maryland, New York, Pennsylvania, and Virginia. Distillery intends to expand its distribution in accordance with a national distribution plan first adopted in February 2014, and recently revised. Distillery is entering the Massachusetts market at the time of filing this Form C and intends to open, supported by marketing efforts, California in late 2016 or 2017. In order to permit increased sales, Distillery will scale production accordingly. Distillery also intends to explore the possibility of international distribution.

Business Plan & Financial Information

Distillery's current Business Plan, which sets forth in significant detail Distillery's business plans and objectives, is attached to this Form C as Exhibit C and incorporated by reference. Attached to this Form C as Exhibit D are the Company's financial statements reviewed (but not audited) by an independent public accountant. Said financial statements reflect Distillery's operations and financial results. **Prospective investors should read and understand Distillery's Business Plan and the Company's included financial statements, all of which are material to this Offering.**

Distillery currently has cash flow and liquidity problems. Cash flow is limited due to growth and expansion. The proceeds of the Offering are intended to provide the needed cash flow to permit Distillery to reach a break-even point and profitability.

Distillery currently operates at a loss. Distillery incurred large losses in 2013 due to rebranding of the product, increased marketing and branding expenses in opening new markets and implementing a national distribution strategy, hiring additional employees to scale production and expand tasting room sales, and renovating a new facility. The expenses of rebranding and facility renovation were one-time expenses that will not recur. Distillery continued to incur

losses in 2014, but such losses were substantially less than the losses incurred in 2013.

At the end of 2014, Distillery led a lobbying effort to amend West Virginia laws that allowed the WV Alcohol Beverage Control Administration ("ABCA") to collect a 28% markup fee on product purchased from our tasting room, additional fees on cases of product, and an additional 10% Market Zone Tax paid by Distillery and distributed by the State to local liquor stores. The lobbying efforts were successful. The amended laws became effective on June 12, 2015 and reduced the 28% mark up fee to 5%, reduced and/or eliminated the fees on cases of product, and decreased the Market Zone Tax from 10% to 2%.

However, Distillery temporarily closed its tasting room for two months while it challenged the ABCA's authority to collect the subject fees and lobbied for a legislative remedy with our fans' grassroots support. Although the laws were changed in our favor, Distillery lost sales during closure of the tasting room, which is reflected in its 2015 revenue. Distillery's financials reflect Distillery having to pay in 2015 the difference for the months of November and December 2014 between the price at which tasting room product was sold to ABCA and the marked-up price at which Distillery repurchased the same tasting room product from ABCA, which payments were deferred pending finalization of the legislative changes in June 2015. In spite of closure for several months and negative public perception that Distillery was permanently closed, Distillery still surpassed its 2014 sales by a slim margin. Distillery anticipates that it will reach its $1.28M break-even point in May 2017 with the proceeds of this Offering fueling the national growth of the brand.

The Company projects that Distillery will be profitable when its revenues total approximately One Million Two Hundred Eighty Thousand Dollars ($1,280,000).

Distillery's business model relies on the continued growth and success of its existing brand and products, as well as the creation of new seasonal products. The markets and industry segments in which Distillery offers its products are highly competitive. Distillery utilizes its marketing and online presence to engage its customers and provide them with innovative cocktail ideas. We believe Distillery must continue to provide new, innovative products and branding to the consumer in order to grow its business. Research and product development activities, designed to enable sustained organic growth, carry a high priority. We also believe a high-quality buying experience with knowledgeable salespeople who can convey the value of Distillery's products greatly enhances its ability to attract and retain customers. Therefore, in addition to providing the best liqueurs, Distillery's strategy also includes building and expanding its base of retail stores and its third-party distribution network to effectively reach more customers and provide them with a high-quality sales and post-sales support experience. We believe continual investment in research and development ("R&D"), marketing and advertising is critical to the development and sale of Distillery's products. While many of the benefits from these efforts will not be realized until future years, we believe these activities demonstrate our commitment to future growth.

Although Distillery has achieved significant milestones with its business, including Double Gold at the 2015 San Francisco Spirit Award Competition and being named as one of *Entrepreneur Magazine's* Best Entrepreneurial Companies in America in 2015, it is not yet profitable. Distillery has faced many challenges along the way, but continues to move forward. We believe

that Distillery has a promising future, a terrific product, and an amazing team, but its resources are stretched to the limit. We believe that an infusion of capital from this Offering will allow Distillery to move toward profitability by providing the resources necessary to implement a National Sales and Marketing Campaign that will result in greater market share.

Distillery's Products

Product	Description	Current Market
Bloomery SweetShine	All natural, farm-fresh liqueurs, ranging in proof from 8° to 70°.	WV, DC, TN, MD, NY, PA, VA, MA

Distillery currently sells ten (10) flavors of Bloomery SweetShine: Limoncello, Cremma Lemma, Raspberry Lemon, Hard Lemonade, Chocolate Raspberry, Peach Shine, Ginger Shine, Black Walnut, seasonal Cranberry Clementine and seasonal Pumpkin Spice. Distillery currently has no new products in development.

The Distillery distributes Bloomery SweetShine wholesale to alcohol distributors in non-control states, such as NY and MD, and directly to the State Liquor Boards in control states, such as VA and PA. The Distillery also sells retail to the public at its WV tasting room.

Sales

Until May 2013, all Distillery's sales occurred at its on-site tasting room, which was open to the public just two days per week. In 2014 two additional days per week were added. Distillery commenced off-site distribution of its products in May 2013, and now has sales and distribution throughout West Virginia, Virginia, Tennessee, Maryland, New York, Pennsylvania, and the District of Columbia.

Distillery has no major sales contracts.

Distillery's sales for its most recent fiscal year completed (i.e., Calendar Year 2015) totaled $790,683. Total sales for Calendar Year 2016 are projected to total approximately $953,219. Distillery's projected total sales for Calendar Years 2017 through 2018 are set forth on its Financial Projections included within its Business Plan attached hereto as Exhibit C. **Prospective investors should read and understand Distillery's Financial Projections, which are material to this Offering.**

Supply Chain & Customer Base

Distillery purchases ingredients, including 190 proof corn liquor, from various suppliers. Distillery has not entered long-term contracts for such ingredients and instead purchases such items on the open market. Distillery generally believes and has found that its ingredients are fungible goods that are available in the required high quality and in sufficient quantities from multiple vendors on the open market. However, a number of farm-fresh ingredients are currently

obtained from single or limited sources, including the Distillery's own farm. Raw agricultural ingredients used by Distillery, including those that are available from multiple sources, are at times subject to shortages and significant pricing fluctuations that could materially adversely affect Distillery's financial condition and operating results.

At present, the only supply that Distillery obtains from an exclusive source is its 375 ml bottles, which are purchased from a supplier in the United States. Distillery intends to continue to procure its bottles from that sole source.

The customers for Distillery's tasting room are our neighbors and local residents who appreciate Distillery's quality SweetShines and tasting room experience as well as destination tourists who have heard about Distillery via word of mouth or social media channels. Distillery's customers tend to be educated foodies who appreciate knowing from where their food and drink comes. Distillery's distributors sell to liquor stores who support the American craft distilling movement, as well as to local bars and restaurants who craft beautiful, classic cocktails with a natural twist.

Liabilities

Distillery is primarily liable under the following four (4) loans, all of which are current:

Type of debt	Bank loan
Name of creditor	United Bank
Amount outstanding (as of 12/31/15)	$339,412.00
Interest rate and payment schedule	4%, 240 monthly payments of approximately $2,210.
Amortization schedule	6 months of interest followed by 240 payments of $2210.72 with any unpaid interest and principal due at time of maturity
Describe any collateral or security	First lien deed of trust on property located at 16357 Charles Town Road, Charles Town, WV 25414
Maturity date	June 1, 2033

Type of debt	Line of credit
Name of creditor	United Bank
Amount outstanding (as of 12/31/15)	$148,073.00
Interest rate and payment schedule	4% floor, the outstanding principal balance of the loan will be **payable in full on demand**

	or at maturity, whichever occurs first. **Loan will mature in 12 months and will be reviewed for renewal.**
Amortization schedule	Payments of interest due monthly
Describe any collateral or security	2nd liens on 38 and 43 Cedar Knoll, Cockeysville, MD 21030 (property of Tom Kiefer); 2nd lien on 16357 Charles Town Road, Charles Town, WV 25414
Maturity date	June 22, 2017

Type of debt	Bank loan
Name of creditor	United Bank
Amount outstanding (as of 12/31/15)	$124,419.00
Interest rate and payment schedule	Interest will accrue on the outstanding principal balance of the loan at the rate of 4.75% per year for the first five years. For the remainder of the loan the rate will adjust to 1% above the highest NY Prime Rate.
Amortization schedule	The loan will be payable in 6 months of interest only followed by 240 monthly payment of $862.52.
Describe any collateral or security	First lien deed of trust on property known as 322/324 N. Mildred Street, Charles Town, WV 25414
Maturity date	January 16, 2034

Type of debt	Vehicle Loan
Name of creditor	Ford Motor Credit
Amount outstanding (as of 12/31/15)	$20,766.00
Interest rate and payment schedule	0%, $610.78 every month through November 14, 2018
Describe any collateral or security	2013 Ford C-Max Energi
Maturity date	November 14, 2018

Prior to the organization of the Company and the Promoters contributing their interests in Distillery and Holdings to the Company as capital contributions for their respective Class A Membership Interests, (i) the Promoters made additional capital contributions to Distillery by personally assuming, collectively, debt of Distillery with a principal balance of $595,385.14, with Holdings thereby being released from the liability, (ii) Linda S. Losey made an additional contribution to Distillery by releasing Distillery from debt with a principal balance of $46,325.59 owed to Linda S. Losey personally; and (iii) Thomas J. Kiefer made an additional contribution to Distillery by releasing Distillery from debt with a principal balance of $46,437.78 owed to Thomas J. Kiefer personally.

Legal Proceedings

As of the date of this Form C, none of the Company, Distillery, or Holdings is a party to any litigation or administrative action that, to the knowledge of the Company, could materially affect its respective operations. Further, the Company is not aware of any threatened (whether on writing or otherwise) litigation or administrative action that may have a material effect upon the Company's, Distillery's, or Holdings' respective business, financial condition, or operations.

No petition for bankruptcy, receivership, or similar proceedings has been filed by or against the Company, Distillery, or Holdings.

No Promoter or officer of Distillery (as set forth in the "*Management*" paragraph below): (i) has been the subject of a petition for bankruptcy, receivership, or similar proceedings at any time in the past, except that Linda S. Losey and Robert H. Losey filed for personal bankruptcy under Chapter 7 in 1988; (ii) has been an officer, director, or in a similar management position of any business entity that was the subject of a petition for bankruptcy, receivership, or similar proceedings at any time in the past; (iii) has been convicted in a criminal proceeding, excluding traffic violations or other minor offenses; (iv) is named as the subject of a pending criminal proceeding, excluding traffic violations or other minor offenses; (v) has been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity; (vi) has been the subject of a court order, judgment or decree in the last five years related to his or her involvement in any type of business, securities, or banking activity; (vii) has had any civil action threatened against him or her related to his or her involvement in any type of business, securities, or banking activity; (viii) has had any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against him or her in the last five years as a result of his or her involvement in any type of business, securities, or banking activity; (ix) is the subject of a pending administrative proceeding related to his or her involvement in any type of business, securities, or banking activity; (x) has had any administrative proceeding threatened against him or her related to his or her involvement in any type of business, securities, or banking activity; (xi) has had a self-regulatory agency impose a sanction against him or her in the last five years as a result of his or her involvement in any type of business, securities, or banking activity; (xii) is the subject of a pending self-regulatory organization proceeding related to his or her involvement in any type of business, securities, or banking activity; or (xiii) has had any self-regulatory organization proceeding been threatened against him or her related to his or her involvement in any type of business, securities, or banking activity.

Competition

Over one thousand (1,000) micro distilleries currently exist in the United States, the vast majority of which concentrate on distilling traditional spirits, like vodkas, whiskeys, and bourbons. While 64 micro distilleries produce specialty liqueurs and cordials, the primary focus of 59 of those 64 craft distilleries is the production of traditional spirits – with a secondary emphasis on liqueur and cordials. The main focus of the remaining five craft distillers (including Distillery) is solely producing a line of liqueurs.

The four (4) craft distilleries competing with Distillery in the production of liqueurs are: CelloVia, Don Ciccio & Figli, Garofalo Artisan Liqueur, and PollyOdd. Additionally, Thatcher's Organic, a former craft distiller purchased by Beam, Inc. in 2010, is considered a competitor to Distillery. Further discussion of these five (5) competitors is contained in the "Bloomery Plantation Distillery" section of the Business Plan attached to this Form C as Exhibit C.

Distillery does not, and does not expect to, compete on price. Instead, Distillery intends to compete on taste, flavor profile, awards, customer experience, product integration, branding and intellectual property.

General competition in the alcohol beverage industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale rapidly to respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the farm-fresh and hand-crafted quality of our products are the critical factors for the success of our company. Our products also compete against similar products of small craft distillers. Product quality, performance, value and packaging are also important differentiating factors.

Management

Distillery is managed by the Company. The Company has appointed the following persons as the indicated officers of Distillery:

Thomas J. Kiefer – Chief Executive Officer
Linda S. Losey – Chief Operating Officer & Chief Creative Officer
Robert H. Losey – Chief Sales Officer

Such officers have experience in business. See the section entitled "**MANAGEMENT, OFFICERS AND EMPLOYEES**" below.

Intellectual Property & Research and Development

Trademarks

Application or Registration	Goods / Services	Mark	File Date	Registration Date	Country

#					
4445291	IC 033. US 047 049. G & S: Alcoholic beverages except beer and wine.	SweetShine	October 3, 2012	December 3, 2013	US
4480023	IC 033. US 047 049. G & S: Alcoholic beverages except beer and wine.	Bloomery SweetShine	February 1, 2013	February 11, 2014	US

Innovation by Distillery's R&D operations is very important to its success. Our goal is for Distillery to discover, develop and bring to market innovative products that address major unmet consumer needs. However, Distillery does not expend a significant amount of capital for R&D as its products generally comprise four simple ingredients: 190° corn liquor, water, sugar and whatever the fruit, root or nut is that we grow or source from other small farms. Distillery spent $982 in 2015 on R&D, and expects to spend $1,080 in 2016 on R&D, primarily on the development of products.

Real Property

Distillery leases its current business facilities, set forth in the following chart, from Holdings. Under the leases, Distillery is required to directly pay all indebtedness secured by the demised premises (as reflected in the "*Liabilities & Encumbrances*" paragraph in the part entitled "Bloomery Plantation Holdings LLC" above), all property taxes upon the demised premises, all property insurance premiums with respect to the demised premises, all expenses of maintenance and improvement of the demised premises, and all other expenses with respect to the demised premises.

Property Address	Own or Lease	Description
16357 Charles Town Road Charles Town, WV 25414	Leased from Holdings	The Distillery is located 2 miles east of Charles Town, WV and is situated on a 12-acre parcel of land where the Shenandoah River meets the Blue Ridge Mountains. Our tasting room experience takes place in a rural two-story 50'x 16' historic log cabin in the woods.

322/324 N. Mildred Street Charles Town, WV 25414	Leased from Holdings	Our 2400 sq. ft. single story production and warehousing facility was recently rehabbed and opened in November 2015.

Governmental/Regulatory Approval and Compliance

As a distillery, Distillery is subject to extensive federal, state and local laws and regulations, which laws and regulations are subject to change from time to time. Distillery, and the labeling of its bottles, is regulated and licensed by the federal Alcohol and Tobacco Tax and Trade Bureau of the Department of the Treasury ("TTB"). Distillery's production operations are regulated and licensed by the state of West Virginia, and its sales and marketing activities are regulated and licensed by the various states in which it markets products. The Federal Permit does not need to be renewed every year, but the WV Distillery License is renewed annually. Additionally, Distillery is required to provide periodic reports regarding production, warehousing, sales, and tax matters to governmental regulators.

Distillery's licenses and permits may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that Distillery's conduct violates applicable regulations. Changes in laws, regulations and related interpretations, including changes in taxation requirements and increased enforcement actions and penalties may alter the environment in which Distillery does business.

The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Distilled Spirits	TTB	Basic Permit	May 22, 2011	July 8, 2011
Distilled Spirits	WV	Mini Distillery	July 11, 2011	August 8, 2011

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company. Such expenditures were approximately $0 for 2015. No material change is expected in fiscal year 2016.

Other
The address of the Company's principal place of business is 16357 Charles Town Road, Charles Town, West Virginia 25414. The Company's production and warehousing facility is located at 322/324 North Mildred Street, Charles Town, WV 25414.

The Company's telephone number is 304-725-3036.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Bloomery Plantation Distillery	Limited Liability Company	WV	December 21, 2010	100.0%
Bloomery Holdings	Limited Liability Company	WV	January 26, 2011	100.0%

Because this Form C focuses primarily on information concerning the Company and its subsidiaries rather than the industry in which the Company and Distillery operate, potential Purchasers may wish to conduct their own separate investigation of the Company's and Distillery's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be Seventy Thousand Dollars ($70,000), if the Minimum Offering Amount is raised, and One Million Dollars ($1,000,000), if the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, and accounting fees, will be contributed by the Company to Distillery, to be used by Distillery primarily for marketing expenses and for working capital for the business operations of Distillery until such time as Distillery realizes net earnings from its operations, and secondarily for acquisition of equipment and capital improvements in the event greater amounts are raised. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.0%	$2,100	3.0%	$30,000
Estimated Attorney Fees	10.0%	$7,000*	1.2%	$12,000
Marketing	57.0%	$39,900	60.7%	$607,000
Equipment Purchases	0%	$0	2.6%	$26,000
General Working Capital	30.0%	$21,000	22.5%	$225,000
Capital	0%	$0	10.0%	$100,000

Improvements				
Total	**100%**	**$70,000**	**100%**	**$1,000,000**

* The Company's legal counsel has agreed to discount its fees in the event only the Minimum Offering Amount is raised.

The Company intends to use the largest percentage of the proceeds for marketing and advertising purposes. Available funds will be focused upon increasing Distillery's presence and market in particular states in a sequential fashion. Of the first $70,000 in proceeds (the Minimum Offering Amount), approximately $40,000 is intended to be used to hire an advertising agency to develop a marketing plan, and commence the plan in NY. A significant portion of additional proceed will then be directed to implement the plan in the markets where it is deemed to have the most benefit for cost – for example, a possible allocation of available marketing funds might be to devote the next X dollars to MA, the next Y dollars to PA, the next Z dollars as an additional allocation to NY, etc. The Company believes that focused marketing efforts on a market-by-market basis will provide better results than unfocused efforts in all or many markets.

The estimated uses of proceeds set forth above illustrate the present expectation of the Company. Distillery will have discretion to alter the use of proceeds as set forth above. Distillery may alter the use of proceeds under the following circumstances: Although the Distillery's focus will be on expanding nationally, gaining market share and taking the product to the masses, the road map on how to best achieve that may vary as obstacles and challenges arise. Distillery reserves the right to alter the use of proceeds at its discretion, subject to management oversight by the Company, as Distillery determines how to best accomplish the objective of expanding nationally.

Proceeds of the Offering will be used, in part, to pay Distillery's operating expenses. Among Distillery's operating expenses are the compensation of management and other personnel of Distillery, including compensation paid the following officers of Distillery, who are the Promoters of this Offering: Linda Losey - Chief Operating Officer/Chief Creative Officer and Robert H. Losey - Chief Sales Officer). Distillery's Chief Executive Officer, Thomas J. Kiefer, currently receives no compensation.

MANAGEMENT, OFFICERS AND EMPLOYEES

The Company is managed by its members in accordance with the provisions of its Operating Agreement. Except as otherwise expressly stated in the Company's Operating Agreement attached hereto as Exhibit B, the Class A Members have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company and to transact business on its behalf within the scope of the Operating Agreement. Any matter or action relating to the business and affairs of the Company shall be voted upon and decided, and taken or directed to be taken, only by the Class A Members, unless otherwise required by the Operating Agreement. The Class B Members shall have only the right to vote upon matters concerning the Company and otherwise participate in management as expressly provided under Sections 5.1.2 and 8.1 of the Operating Agreement. The Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

The only Class A Members are, and shall remain after the Offering, Thomas J. Kiefer, Linda S. Losey, and Robert H. Losey.

The Company, being the sole member of Distillery, has appointed the following officers of Distillery pursuant to Distillery's Operating Agreement: Thomas J. Kiefer – Chief Executive Officer; Linda S. Losey – Chief Operating Officer & Chief Creative Officer; and Robert H. Losey – Chief Sales Officer.

The Class A Members, and the Officers of Distillery, are listed below along with all positions and offices held at the Company and Distillery, their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications. Additionally, see Distillery's Business Plan attached to this Form C as Exhibit C and the résumés attached thereto:

Name
Thomas J. Kiefer

All positions and offices held with the Company and Distillery and date such position(s) was held with start and ending dates
Holder of 40% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Executive Officer of Distillery, 12/21/10 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO of Bloomery Plantation Distillery
Responsibilities: To carry out Distillery's strategic plans and policies, as well as to set the direction and oversee the finances of the company. Tom is the voice of reason and moderating force of Distillery's personalities. He applies his business acumen developed through his decades-work of management and consulting experience as the company emerges as a force in the industry.

Tom has been, from 7/31/06 to present, the Chief and Operations Manager of Baltimore County, Maryland's Bureau of Utilities, which has a $15 million operating budget and 570 employees. In this position, he is responsible for strategic and tactical oversight required for state and federal environmental regulation compliance and for improving business practices to achieve efficient resource utilization.

Education
   - Tom is a Civil Engineering graduate and a licensed Professional Engineer in two states (MD, DE)
   - 1991 - Wilmington College, Masters of Business Administration
        Gould Award - academic excellence and commitment to students and college mission
   - 1978 - Virginia Tech, Bachelor of Science, Civil Engineering
   - Certified Safety Manager, ASSE Construction Contract Administration, University of Wisconsin Construction Claims Avoidance, ASCE

Name
Linda S. Losey

All positions and offices held with the Company and Distillery and date such position(s) was held with start and ending dates
Holder of 40% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Operating Officer and Chief Creative Officer of Distillery, 12/21/10 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
COO, CCO of Bloomery Plantation Distillery,
Responsibilities: To carry out all aspects of operations, planning, execution, quality control and creative design, including the vision and direction of Distillery, product lines, marketing and branding. Linda directly oversees the manager of production, planning and day-to-day operations of the facility. Linda also works closely with Rob in the overall marketing efforts of the company.

Education
  - 1990 - Nazareth College, M.S. in Education, graduated with High Honors
  - 1989 - Nazareth College, B.S. in Speech Pathology, graduated Magna Cum Laude
  - 1984 - Jamestown Community College, A.A. in Psychology

Name
Robert H. Losey

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Holder of 20% of the Class A LLC/Membership Interests in the Company, 9/22/14 - present
Chief Sales Officer of Distillery, 2/1/12 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CSO of Bloomery Plantation Distillery
Responsibilities: To oversee and manage National Sales and Distribution, marketing, public relations and the managers of the tasting room.

Education
  - 1982 - Clarkson College of Technology, Potsdam , NY, Bachelors of Science, Industrial Distribution

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Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Class A Members
Incurrence of indebtedness	Class A Members
Sale of property, interests or assets of the Company	Class A Members
Determination of the budget	Class A Members
Determination of business strategy	Class A Members
Dissolution/liquidation of the Company	Class A Members

Indemnification

Indemnification is authorized by the Company's Operating Agreement attached hereto as Exhibit B to the Class A Members and any appointed manager for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or such manager by the Company's Operating Agreement or by law, except for fraud, reckless or willful misconduct, gross negligence, bad faith, knowing violation of law, or an intentional breach of the Operating Agreement.

Employees

The Company currently has zero (0) employees.   Distillery currently has thirteen (13) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	200,000 Units (of 200,000 Units authorized)
Voting Rights	Except as otherwise expressly stated in Sections 5.1.2 and 8.1 of the Company's Operating Agreement attached hereto as Exhibit B, the Class A Members have the exclusive right, power, and authority to manage, direct, and control all of the business and affairs of the Company. All powers of the Company shall be exercised by or under the authority of the Class A Members. In contrast, the Operating Agreement provides

	very limited voting rights to Class B Members who purchase the Securities under this Offering. Section 5.1.2 of the Operating Agreement provides Class B Members a limited right to vote on the Company entering an agreement with an affiliate of a Class A Member. Section 8.1 of the Operating Agreement provides Class B Members the right to vote on an amendment to the Operating Agreement.
Anti-Dilution Rights	Neither the Class A Members nor the Class B Members have pre-emptive rights or other anti-dilution rights.

Ownership

A majority of the Company is owned by a few people. Those people are Thomas Kiefer, Linda Losey and Robert Losey.

Below, the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities (being the Class A LLC/Membership Interests), calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage of Class A LLC/Membership Interests Owned Prior to Offering
Thomas Kiefer	40.0% (80,000 Units)
Linda Losey	40.0% (80,000 Units)
Robert Losey	20.0% (40,000 Units)

Following the Offering, the Purchasers will own none of the Class A LLC/Membership Interests. The Securities offered under this Offering are only Class B LLC/Membership Interests, which generally provide no voting or management rights.

Issued and outstanding Class A LLC/Membership Interests total 200,000 units. After closing of sales under the Offering, issued and outstanding Class B LLC/Membership Interests will total between 7,000 units and 100,000 units, depending upon subscriptions received and units sold. Hence, all issued and outstanding LLC/Membership Interests (both Class A and Class B) after the closing will total between 207,000 units (200,000 Class A + 7,000 Class B) and 300,000 units (200,000 Class A + 100,000 Class B). Accordingly, after closing, Class B Members will own collectively between 3.3816% (7,000/207,000) and 33.3333% (100/000/300,000) of all the LLC/Membership Interests (both Class A and Class B). After closing, each individual unit of the Class B LLC/Membership Interests will represent between 0.000483% (1/207,000) and 0.000333% (1/300,000) of all the LLC/Membership Interests (both Class A and Class B).

FINANCIAL INFORMATION

Please see (i) the financial information listed on the cover page of this Form C, (ii) that set forth in the paragraph entitled "*Business Plan and Financial Information*" of the part entitled "Bloomery Plantation Holdings LLC" of the subsection entitled "Description of the Business" of the section entitled "BUSINESS" of this Form C above, and (iii) the Company's Financial Statements attached hereto as Exhibit D, in addition to the following information.

Operations
The Company's financial performance and success is wholly dependent upon the performance of Distillery. Distillery currently has cash flow and liquidity problems. Distillery currently operates at a loss.

As the Company moves forward, we believe that Distillery's prior earnings and cash flows are not indicative of future earnings and cash flows. On the tasting room side, the new West Virginia legislation that resulted from our lobbying efforts makes for a more business-friendly climate. The legislation significantly impacts Distillery's tasting room gross profit, raising it from 21% to 37%. On the national warehouse side, implementing a National Sales and Marketing Campaign to gain market share should help push brand awareness and recognition on the liquor store shelves, to the bartenders and mixologists, and ultimately to the end consumer. We expect that Distillery should hit its break-even by May 2017, and thereafter be profitable year over year.

The Company expects that Distillery will achieve profitability in the next 12 months. Currently, Bloomery SweetShine is distributed in WV, DC, VA, TN, MD, PA, NY, and MA. Distillery's new production facility is up and running. With scalability in place, Distillery's focus in 2016 will be targeting MA and CA. In addition, in 2017 and beyond, Distillery will be targeting some of the biggest markets for alcohol consumption, as well as some of the toughest states to compete in, including FL and TX. Therefore, the focus will be on creating brand awareness and recognition through a cohesive targeted marketing strategy, including digital marketing, point of sale pieces, brand agents, pop-ups, bartender engagement and media placement.

Distillery currently requires $60,000 a month to sustain operations.

Be advised that the Company's projections, beliefs, and expectations reflected herein are wholly speculative and may be incorrect or inaccurate. Distillery's operations and activities may be unprofitable due to any number of considerations. Investment in the Securities involves the possibility of a total loss of investment. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

Liquidity and Capital Resources
The proceeds of the Offering are necessary to the operations of the Company and Distillery. The Offering proceeds are essential to Distillery's operations. Distillery plans to use the proceeds as set forth above under the section entitled "**USE OF PROCEEDS**," which is an indispensable element of its business strategy. The Offering proceeds will have a beneficial effect on Distillery's liquidity, as it currently has approximately $10,000 in cash on hand which will be

augmented by the Offering proceeds and used to execute Distillery's business strategy.

Neither the Company nor Distillery have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations
The Company has made the following material capital expenditures in the past few years:

In 2013, Holdings purchased a 2,400 sq. ft. facility to expand Distillery's production capability and increase operating efficiency. Throughout 2014 and 2015, we worked at rehabilitating the building for Distillery's operation and Distillery moved into it November 2015. Scalability is in place for the implementation of a National Sales and Marketing Campaign.

The Company does not intend to make any material capital expenditures in the foreseeable future.

Material Changes and Other Information Trends and Uncertainties
The Company does not currently believe it is subject to any material changes, trends or uncertainties (beyond those uncertainties discussed elsewhere herein).

After reviewing the discussion herein concerning the Company's intentions and plans for Distillery's future operations and activities, prospective Purchasers should consider whether achievement of each step within the estimated time frame is realistic and achievable in their judgment. Prospective Purchasers should also assess the consequences to the Company and Distillery of any delays in taking, or failure to accomplish, these steps and whether the Company and/or Distillery will need additional financing to accomplish them.

The Company's Financial Statements attached hereto as Exhibit D are an important part of this Form C and should be reviewed in their entirety.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to one hundred thousand (100,000) units of Class B LLC/Membership Interests for the Maximum Offering Amount of $1,000,000. The Company is attempting to raise the Minimum Offering Amount of $70,000 in this Offering. The Company must receive commitments from investors in an amount totaling the Minimum Offering Amount by 5:00 p.m., EDT, on October 16, 2017 (the "Offering Deadline") in order to receive any funds under this Offering. If the sum of the investment commitments does not equal or exceed the Minimum Offering Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to prospective investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Offering Amount up to the Maximum Offering Amount and the additional Securities will be allocated among Purchasers in the order of subscriptions received.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business. Before making an investment decision, you should carefully consider that the price for the Securities has been arbitrarily determined. You are encouraged to determine your own independent value of Distillery and the Company prior to investing.

In order to purchase the Securities, prospective investors must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow by Boston Private Bank, the escrow agent, in compliance with applicable securities laws until the Minimum Offering Amount of investments is reached. The escrow agent may reject or return funds if it deems, in its discretion, that such is necessary or advisable under applicable laws and industry practices. **Prospective investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or, in the event of an Early Closing (as defined below), until 48 hours prior to the specified time and date for the Early Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary**. The Intermediary will notify prospective investors when the Minimum Offering Amount has been reached. If the Company reaches the Minimum Offering Amount prior to the Offering Deadline, it may, in its discretion, provide to prospective investors notice that it will conduct an early closing of the purchase and sale of the Securities subscribed at the time the notice is given (an "Early Closing"), which early closing will occur at a time and date specified in the notice that is at least five (5) business days after the date such notice is given. If an Early Closing is conducted, the Company may elect to leave the Offering open and receive additional investment commitments (up to the Maximum Offering Amount less the amount of Securities sold at the Early Closing) and close the purchase and sale of all additional Securities so subscribed, and the Offering, at the Offering Deadline or at a second Early Closing, notice of which is provided as aforesaid. If a prospective investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline or the specified time and date in the case of an Early Closing, as applicable, the funds will be released to the Company upon closing and the Purchaser will receive the Securities in exchange for his or her investment. If any material change (other than reaching the Minimum Offering Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to prospective investors and receive reconfirmations from prospective investors who have already made commitments. If a prospective investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the prospective investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. A Purchaser will receive notice and evidence of entry on the Company's books and records of Securities purchased as soon as practicable after closing.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective investor's funds will be returned without interest or deduction.

The minimum amount that a Purchaser may invest in the Offering is $100.00, which is the price for ten (10) units of the Securities.

The Offering is being made through Wefunder Portal, LLC, the Intermediary. The following three fields below set forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
3.0% of the price of the Securities sold

Commission/Fee (flat)
NONE

Stock, Warrants and Other Compensation
The Company has not granted, issued, or entered, and there is not currently in force or effect, any purchase agreement, warrant, option, or other right under which any person has rights to purchase or acquire any ownership interest in the Company.

Transfer Agent and Registrar
The Company currently does not intend to engage a transfer agent or registrar for the Securities, and intends that the Company will perform such functions internally. However, the Company may hereafter elect to engage a transfer agent and/or registrar if deemed necessary or efficient, as necessary to maintain the exemption from registration under 17 CFR 240.12g-6, or as required by applicable law.

The Securities
We request that you please thoroughly review the Company's organizational documents, its Articles of Organization attached hereto as Exhibit A and its Operating Agreement attached hereto as Exhibit B, in conjunction with the following summary information.

The Securities offered pursuant to this Offering are up to one hundred thousand (100,000) units of Class B LLC/Membership Interests in the Company of the total two hundred thousand (200,000) of such units authorized under the Company's Operating Agreement. As of the date of this Form C, zero (0) units of Class B LLC/Membership Interests are issued and outstanding. If the Offering is fully subscribed for the maximum one hundred thousand (100,000) units of Class B LLC/Membership Interests, an additional one hundred thousand (100,000) units of Class B LLC/Membership Interests will remain available for issuance under the terms of the Operating Agreement.

In addition to the Securities offered under this Offering, there are two hundred thousand (200,000) units of Class A LLC/Membership Interests in the Company that are authorized, all of which are issued and outstanding. None of such Class A LLC/Membership Interests in the Company are offered or available under this Offering. No distributions have previously been made by the Company with respect to the Class A LLC/Membership Interests.

At the initial closing of this Offering (if the Minimum Offering Amount is sold), the Company will have seven thousand (7,000) units of Class B LLC/Membership Interests outstanding.

Distributions
After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of units of the LLC/Membership Interests (whether Class A

or Class B). The holders of units of the Class A LLC/Membership Interests determine when and how distributions are made. Particular rights of holders of the Securities are discussed in the paragraph entitled "***Rights and Obligations***" below.

The Company will not be required to make special minimum tax distributions to holders of LLC/Membership Interests (whether Class A or Class B), in the event that regular distributions are insufficient to pay such holders' tax liabilities.

Return on Investment

The Company does not state a return on investment ("ROI") for the Securities because it would be entirely based on speculation. An investor's ROI will depend upon various factors including: when and to what extent Distillery becomes profitable; whether Distillery makes distributions to the Company; and when and to what extent the Class A Members determine that the Company should make distributions. We cannot project any of those items with any certainty. If made, distributions will be made as set forth in the paragraph entitled "***Rights and Obligations***" below. While the "Preferred Return" discussed in item (b) of said paragraph is a percentage of amounts invested (until those amounts are returned to the investor by the distributions discussed in item (c) of said paragraph), the Preferred Return may not be equivalent to a 10% return because those payments may be deferred into future years.

Allocations

Profit and Loss is allocated among the holders of units of the LLC/Membership Interests in the Company (whether Class A or Class B) as specified in Section 4.2 of the Company's Operating Agreement attached hereto as Exhibit B. See said section for further detail regarding allocations.

Rights and Obligations

Purchasers of the Securities will be holders of units of the Class B LLC/Membership Interests in the Company, whose rights and obligations will be governed by the Company's Operating Agreement attached hereto as Exhibit B. Completion and submission of a Subscription Agreement shall, upon closing of the purchase of the Securities subscribed, constitute the Purchaser's execution of the Class B Member Counterpart Signature Page and Acknowledgement attached to the Operating Agreement, by which the Purchaser agrees to all the terms and conditions contained in the Operating Agreement. The following summarizes only certain provisions of the Operating Agreement. Prospective investors should read the entire Operating Agreement for complete information concerning the rights and obligations of the members of the Company.

> (a) **The Class B Members will generally NOT be entitled to vote upon matters concerning the Company or otherwise participate in management of the Company.** The Class B Members shall have only the rights to vote upon matters and participate in management as expressly provided under Sections 5.1.2.1 and 8.1 of the Operating Agreement, which rights are limited to the following extraordinary matters: (i) approval of agreements with affiliates of Class A Members (unless on commercially reasonable terms) and (ii) amendment of the Company's Operating Agreement. See the Company's Operating Agreement, specifically including Section V thereof, for additional information regarding management.

(b)   The Class B Members shall be entitled to the "Preferred Return" specified in Section 3.3.1 of the Company's Operating Agreement. The Preferred Return is a cumulative, annual return equal to ten percent (10%) of a unit holder's "Unreturned Capital Contributions" (as defined in the Operating Agreement - being the price paid for the holder's units reduced, but not below zero, by the distributions discussed in the following item (c)). No other distributions may be paid to any holders of Membership Interests until the accrued and unpaid Preferred Return for prior years and the then current year is paid. These distributions are referred to elsewhere herein as Type 1 Distributions.

(c)   Subject to item (b) above, until the "Unreturned Capital Contributions" (as referenced in item (b) above) of all the Class B Members are reduced to zero, distributions by the Company shall be shared as follows: (i) at least fifty percent (50%) to the Class B Members then with Unreturned Capital Contributions, pro rata in proportion to their units, to the extent of their respective Unreturned Capital Contributions; and (ii) the balance as provided in item (d) below. See the Company's Operating Agreement, specifically including Section 4.1.2 thereof, for additional information regarding the distributions.   These distributions are referred to elsewhere herein as Type 2 Distributions.

(d)   Subject to items (b) and (c) above, distributions by the Company shall be made to the Class A and Class B Members, in proportion to the respective units of LLC/Membership Interests held. See the Company's Operating Agreement, specifically including Section 4.1.3 thereof, for additional information regarding the distributions. These distributions are referred to elsewhere herein as Type 3 Distributions.

(e)   Upon dissolution of the Company, after payment of all debts, liabilities, and other obligations to creditors and allocation of profit or loss in accordance with provisions of the Operating Agreement, the remaining assets of the Company shall be distributed as provided in items (b), (c), and (d) above. See the Company's Operating Agreement, specifically including Section 4.3 thereof, for additional information regarding distributions on dissolution.

(f)   Except as expressly set forth herein and in the Operating Agreement, the units of LLC/Membership Interests in the Company (whether Class A or Class B) are not redeemable, have no conversion rights, and carry no preemptive or other rights to subscribe for or purchase additional units in the event of a subsequent offering.

(g)   Notwithstanding the preceding item (f), as provided and on the terms and in the limited situations set forth in Section 3.3.3 of the Company's Operating Agreement, the Company may redeem and purchase back from Purchasers any units issued under this Offering without further consent or approval of the Purchasers for a purchase price equal to: (i) the unit holder's "Unreturned Capital Contributions" (as referenced in item (b) above); plus (ii) an interest component equal to fifteen percent (15%), per annum, non-compounded, of the total price paid under this Offering for the units, but with the total interest component not to exceed the total price paid under this Offering, reduced by any Preferred Returns previously paid to the holder.   See the Company's Operating

Agreement, specifically including Section 3.3.3 thereof, for additional information regarding the Company's redemption right.

(h)   All of the units shall be fully-paid and non-assessable upon receipt of a paid subscription.

Capital Contributions
Neither the Class A nor Class B Members will be required to make additional capital contributions to the Company following the Offering.

Restrictions on Transfer
Transfers of LLC/Membership Interests in the Company are subject to certain restrictions set forth in Section 8.2 of the Company's Operating Agreement attached hereto as Exhibit B. See said section for further detail regarding transfer restrictions.

All transfers of LLC/Membership Interests are subject to state and federal securities laws. Pursuant to Section 227.501 of Regulation CF, the Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such securities are transferred: (i) to the Company, (ii) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, (iii) as part of an offering registered with the SEC, or (iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the Family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Drag-Along Provisions
Pursuant to provisions of the Company's Operating Agreement attached hereto as Exhibit B, the Class A Members have Drag-Along rights. Drag-Along rights means that, in the event all the Class A Members elect to sell all their units to an Acquirer on a good-faith, arm's length basis, the Company (by action of the Class A Members) may compel the Class B Members to sell all the Class B LLC/Membership Interests to the Acquirer, and any net proceeds of such sale shall be distributed in the same manner as provided upon dissolution of the Company. Further, if the Class A Members negotiate a sale or other transfer to an Acquirer on a good-faith, arm's length basis, of all of the units of Class A LLC/Membership Interests or all or substantially all of the Company's assets, the Class B Members shall cooperate in the negotiation and consummation of any such sale or other transfer.

Withdrawal
The Company is not required to make payments to a Class A or Class B Member upon such holder's withdrawal from the Company.

Voting and Control
Except as otherwise expressly stated in the Company's Operating Agreement attached hereto as

Exhibit B, the Class A Members have the right, power, and authority to manage, direct, and control all of the business and affairs of the Company. Any matter or action relating to the business and affairs of the Company shall be voted upon and decided, and taken or directed to be taken, only by the Class A Members, unless otherwise required by the Operating Agreement. The holders of the Securities, i.e., the units of the Class B LLC/Membership Interests in the Company, shall have only the right to vote upon matters concerning the Company and otherwise participate in management as expressly provided under Sections 5.1.2 and 8.1 of the Operating Agreement, which rights are limited to the following extraordinary matters: (i) approval of agreements with affiliates of Class A Members (unless on commercially reasonable terms) and (ii) amendment of the Company's Operating Agreement. The Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

No voting agreements or equity-holder agreements exist among the Class A Members.

Anti-Dilution Rights
The Securities do not have pre-emptive rights or other anti-dilution rights. After the Offering, the Company (by action of the Class A Members) may issue the balance of authorized units of Class B LLC/Membership Interests not sold under this Offering, which additional units would dilute the percentage of both the aggregate Class B LLC/Membership Interests and the aggregate of all LLC/Membership Interests (both Class A and Class B) owned by Purchasers of the Securities under this Offering, and accordingly dilute the percentage of distributions to which they would be entitled. Further, the Company could amend the Company's Operating Agreement to authorize and issue additional membership interests, whether Class A, Class B, or of a separate class entirely, at a later date, which interests may be dilutive and could adversely affect the value of the Securities offered hereunder. However, the Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

Modification of the terms of the Securities
The terms of the Securities may be modified by amendment of the Company's Operating Agreement. However, the Operating Agreement of the Company may not be amended without the consent of the Class A Members, as well as the Class B Members holding at least two thirds (2/3) of the Securities.

TAX MATTERS

Introduction
The following is a discussion of certain material aspects of the U.S. federal income taxation of the Company and its Members that should be considered by a prospective Purchaser of the Securities. A complete discussion of all tax aspects of an investment in the Company is beyond the scope of this Form C. The following discussion is only intended to identify and discuss certain salient issues. In view of the complexities of U.S. federal and other income tax laws applicable to limited liability companies, partnerships and securities transactions, a prospective investor is urged to consult with and rely solely upon his tax advisers to understand fully the federal, state, local and foreign tax consequences to that investor of such an investment based on

that investor's particular facts and circumstances.

This discussion assumes that Members hold their LLC/Membership Interests as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular Member in light of the Member's individual investment or tax circumstances. In addition, this discussion does not address (i) state, local or non-U.S. tax consequences, (ii) any withholding taxes that may be required to be withheld by the Company with respect to any particular Member, or (iii) the special tax rules that may apply to certain Members, including, without limitation:

- insurance companies;
- tax-exempt organizations (except to the limited extent discussed in the paragraph entitled "**Tax-Exempt Members**" below);
- financial institutions or broker-dealers;
- Non-U.S. Holders (as defined below);
- U.S. expatriates;
- subchapter S corporations;
- U.S. Holders whose functional currency is not the U.S. dollar;
- regulated investment companies and REITs;
- trusts and estates;
- persons subject to the alternative minimum tax provisions of the Code; and
- persons holding our LLC/Membership Interests through a partnership or similar pass-through entity.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury Regulations, judicial opinions, and published positions of the Internal Revenue Service (the "IRS"), all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. The Company has not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed herein or that any position taken by the IRS would not be sustained.

As used in this discussion, the term "U.S. Holder" means a person that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. Holders have the authority to control all substantial decisions of the trust, or (b) it has in effect a valid election to be treated as a U.S. Holder. As used in this discussion, the term "Non-U.S. Holder" means a beneficial owner of LLC/Membership Interests (other than a partnership or other entity treated as a partnership or as a disregarded entity for U.S. federal income tax purposes) that is not a U.S. Holder.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A Member that is treated as a

partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners.

This discussion is only a summary of material U.S. federal income tax consequences of the Offering. Potential investors are urged to consult their own tax advisors with respect to the particular tax consequences to them of the Offering, including the effect of any federal tax laws other than income tax laws, any state, local, or non-U.S. tax laws and any applicable tax treaty.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of this Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of this Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Code and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of this Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the Operating Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats PTPs that engage in active business activities as corporations for federal income tax purposes. PTPs include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Company believes that interests in the Company will not be traded on an established securities market. The Company also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the IRS would not successfully challenge these positions.

The Regulations provide certain safe harbors from treatment as a PTP under Code section 7704.

The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a PTP. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. This Offering of LLC/Membership Interests will not be registered under the Securities Act. Generally, an entity that owns membership interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the Operating Agreement contains provisions restricting transfers and withdrawals of LLC/Membership Interests that may cause such interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations
The Company is taxed as a partnership and not as an association taxable as a corporation. Accordingly, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the Operating Agreement unless the allocations provided by the Operating Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no assurance can be given, the Company believes that the allocations provided by the Operating Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the Operating Agreement with respect to a particular item do not have substantial

economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Distributions of cash and/or marketable securities which effect a return of a Member's Capital Contribution or which are distributions of previously taxed income or gain, to the extent they do not exceed a Member's basis in his interest in the Company, should not result in taxable income to that Member, but will reduce the Member's tax basis in the LLC/Membership Interests by the amount distributed or withdrawn. Cash distributed to a Member in excess of the basis in his LLC/Membership Interest is generally taxable either as capital gain, or ordinary income, depending on the circumstances. A distribution of property other than cash generally will not result in taxable income or loss to the Member to whom it is distributed.

Information will be provided to the Members of the Company so that they can report their income from the Company.

Taxation of Interests - Limitations on Losses and Deductions
The Code provides several limitations on a Member's ability to deduct his share of Company losses and deductions.

Code section 465 limits a taxpayer's deductible loss to the amount the taxpayer has at risk relative to an activity. Generally, loss deductions are limited to the amount of the taxpayer's cash contribution and the adjusted basis of property contributed to the activity, plus amounts borrowed for which the taxpayer is personally liable or for which the taxpayer has pledged non-activity assets that secure the amount borrowed. A loss disallowed under the at-risk rules may be used as a deduction from the same activity in the next tax year.

Generally, losses from passive activities may not be deducted from non-passive income (e.g., wages, interest, or dividends) under Code section 469. The at-risk rules discussed in the preceding paragraph are applied before the passive activity loss rules in determining an allowable loss. To the extent that the total deductions from passive activities exceed the total income from these activities in a tax year, the excess is not allowed as a deduction for the tax year. However, disallowed passive losses may be carried forward to the next tax year.

To the extent that the Company has interest expense, a non-corporate Member will likely be subject to the "investment interest expense" limitations of Section 163(d) of the Code. Investment interest expense is interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment. The deduction for investment interest expense is limited to net investment income; i.e., the excess of investment income over investment expenses, which is determined at the partner level. Excess investment interest expense that is disallowed under these rules is not lost permanently, but may be carried forward to succeeding years subject to the Section 163(d) limitations. Net long-term capital gains on property held for investment and qualified dividend income are only included in investment income to the extent the taxpayer elects to subject such income to taxation at ordinary rates.

Under Section 67 of the Code, for non-corporate Members certain miscellaneous itemized deductions are allowable only to the extent they exceed a "floor" amount equal to 2% of adjusted

gross income. If or to the extent that the Company's operations do not constitute a trade or business within the meaning of Section 162 and other provisions of the Code, a non-corporate Member's distributive share of the Company's investment expenses, other than investment interest expense, would be deductible only as miscellaneous itemized deductions, subject to such 2% floor. In addition, there may be other limitations under the Code affecting the ability of an individual taxpayer to deduct miscellaneous itemized deductions.

Capital losses generally may be deducted only to the extent of capital gains, except for non-corporate taxpayers who are allowed to deduct $3,000 of excess capital losses per year against ordinary income. Corporate taxpayers may carry back unused capital losses for three years and may carry forward such losses for five years; non-corporate taxpayers may not carry back unused capital losses but may carry forward unused capital losses indefinitely.

Tax shelter reporting Regulations may require the Company and/or the Members to file certain disclosures with the IRS with respect to certain transactions the Company engaged in that result in losses or with respect to certain withdrawals of LLC/Membership Interests in the Company. The Company does not consider itself a tax shelter, but if the Company were to have substantial losses on certain transactions, such losses may be subject to the tax shelter reporting requirements even if such transactions were not considered tax shelters. Under the tax shelter reporting Regulations, if the Company engages in a "reportable transaction," the Company and, under certain circumstances, a Member would be required to (i) retain all records material to such "reportable transaction"; (ii) complete and file "Reportable Transaction Disclosure Statement" on IRS Form 8886 as part of its federal income tax return for each year it participates in the "reportable transaction"; and (iii) send a copy of such form to the IRS Office of Tax Shelter Analysis at the time the first such tax return is filed. The scope of the tax shelter reporting Regulations may be affected by further IRS guidance. Non-compliance with the tax shelter reporting Regulations may involve significant penalties and other consequences. Disclosure information, to the extent required, will be provided with the annual tax information provided to the Members. Each Member should consult its own tax advisers as to its obligations under the tax shelter reporting Regulations.

Medicare Contribution Taxes
Members that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. Members should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Taxation of Interests - Other Taxes
The Company and their Members may be subject to other taxes, such as the alternative minimum tax, state and local income taxes, and estate, inheritance or intangible property taxes that may be imposed by various jurisdictions (see the paragraph entitled "**State and Local Taxation**" below). Each prospective investor should consider the potential consequences of such taxes on an investment in the Company. It is the responsibility of each prospective investor: (i) to become satisfied as to, among other things, the legal and tax consequences of an investment in the Company under state law, including the laws of the state(s) of his domicile and residence, by

obtaining advice from one's own tax advisers, and to (ii) file all appropriate tax returns that may be required.

Tax Returns; Tax Audits
Company items will be reported on the tax returns for the Company, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the IRS disclosing the inconsistency. In the event the income tax returns of the Company are audited by the IRS, the tax treatment of income and deductions generally is determined at the Company level in a single proceeding rather than by individual audits of the Members. The Company will designate a Tax Matters Member, which will have considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Member will have the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Company items.

State and Local Taxation
In addition to the federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in the Company. No attempt is made herein to provide an in-depth discussion of such state or local tax consequences. State and local laws may differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of the Company generally will be required to be included in determining his income for state and local tax purposes in the jurisdictions in which he is a resident.

Each prospective Member must consult his own tax advisers regarding the state and local tax consequences to him resulting from an investment in the Company.

Disclosure to "Opt-out" of a Reliance Opinion
Pursuant to IRS Circular No. 230, investors should be advised that this Form C was not intended or written to be used, and it cannot be used by an investor or any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayers. This Form C was written to support the private offering of the LLC/Membership Interests as described herein. The taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

Tax-Exempt Members
Members which are tax-exempt entities, including, but not limited to, Individual Retirement Accounts (IRAs), should generally not be subject to Federal income tax on their income attributable to the Company under the unrelated business taxable income ("UBTI") provisions of the Code so long as their investment in the Company is not itself leveraged. UBTI includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. An exempt organization's share of the income or gains of the Company which is treated as UBTI, if any, may not be offset by losses of

the exempt organization either from the Company or otherwise, unless such losses are treated as attributable to an unrelated trade or business (e.g., losses from securities for which there is acquisition indebtedness).

To the extent that the Company generates UBTI, the applicable Federal tax rate for such a Member generally would be either the corporate or trust tax rate depending upon the nature of the particular exempt organization. An exempt organization may be required to support, to the satisfaction of the IRS, the method used to calculate its UBTI. The Company will be required to report to a Member which is an exempt organization information as to the portion, if any, of its income and gains from the Company for each year which will be treated as UBTI. The calculation of such amount with respect to transactions entered into by the Company is highly complex, and there is no assurance that the Company's calculation of UBTI will be accepted by the IRS. No attempt is made herein to deal with all of the UBTI consequences or any other tax consequences of an investment in the Company by any tax-exempt Member. Each prospective tax-exempt Member must consult with, and rely exclusively upon, its own tax and professional advisers.

Future Tax Legislation, Necessity of Obtaining Professional Advice
Future amendments to the Code, other legislation, new or amended Treasury Regulations, administrative rulings or decisions by the IRS, or judicial decisions may adversely affect the federal income tax aspects of an investment in the Company, with or without advance notice, retroactively or prospectively. The foregoing analysis is not intended as a substitute for careful tax planning. The tax matters relating to the Company are complex and are subject to varying interpretations. Moreover, the effect of existing income tax laws and of proposed changes in income tax laws on Members will vary with the particular circumstances of each investor and, in reviewing this Form C and any exhibits hereto, these matters should be considered.

Accordingly, each prospective Member must consult with and rely solely upon his own professional tax advisers with respect to the tax results of an investment in the Company based on that Member's particular facts and circumstances. In no event will the Company or its principals, affiliates, members, officers, counsel or other professional advisers be liable to any Member for any federal, state, local or foreign tax consequences of an investment in the Company, whether or not such consequences are as described above.

Disclosure Issues
A Purchaser (and each employee, representative, or other agent of the investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of an investment in the Company and all materials of any kind (including opinions or other tax analysis) that are provided to the investor relating to such tax treatment and tax structure.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager or officer of the Company; any person who is the beneficial owner of 20 percent or more of the Company's outstanding Class A LLC/Membership Interests,

calculated on the basis of voting power; any promoter of the Company; or any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Distributions or Payments

Related Person/Entity	Linda Losey and Rob Losey
Relationship to the Company	Linda – Class A Member (40%), COO/CCO Rob – Class A Member (20%), CSO
Total amount of money involved	$1,600.00 per person per two (2) week period
Benefits or compensation received by related person	Compensation for services rendered as officers of Distillery (payable as guaranteed payment in lieu of salary); Paid when funds available
Benefits or compensation received by Company	Linda runs the Operations of the Company. Rob runs the Sales and Distribution side of the Company.

Additionally, the Company has the following related person transactions:

Payable to Related Party
The payable to related party consists of personal credit card debt incurred by a Class A Member for Company expenditures.

Collateral, Personal Guarantees
Substantially all assets of the Company are pledged as collateral on notes payable to a bank. Two of the Company's Class A Members have issued personal guarantees on the notes.

Family Employees
Occasionally, the Company employs relatives of the Members in various non-executive capacities. In such cases, these employees are paid customary and prevailing wages which the management believes to constitute arms-length transactions.

Conflicts of Interest
The Company is not aware that it has engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its security holders.

OTHER INFORMATION

Bad Actor Disclosure
After due and reasonable inquiry, the Company represents that, to its best information, knowledge, and belief, neither the Company, any member of the Company, any promoter

connected with this Offering, any person that has been or will be paid remuneration for solicitation of purchases in connection with this Offering, nor any other person listed in Section 227.503(a) of Regulation CF in connection with this Offering has been subjected to or the recipient of any conviction, order, judgment, decree, suspension, expulsion, bar, or other event that is a disqualifying event as contemplated under Section 227.503 of Regulation CF.

Perks

The Company may, in its discretion, from time to time, offer various "perks" to investors that purchase the Securities at designated dollar thresholds. Any such perks offered will be posted on the intermediary's platform.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

BLOOMERY INVESTMENT HOLDINGS, LLC

By:
Linda S. Losey
and

By:
Thomas J. Kiefer
and

By:
Robert H. Losey

Being all the Members of Bloomery Investment Holdings, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: 10/17/16
Linda S. Losey, Manager & Class A Member

Date: 10/17/16
Thomas J. Kiefer, Class A Member

Date: 10/17/16
Robert H. Losey, Class A Member

66

INDEX OF DEFINED TERMS

The capitalized terms below used in this document are defined on the corresponding pages indicated.

EXHIBITS

Exhibit A   Company's Articles of Organization

Exhibit B   Company's Operating Agreement

Exhibit C   Distillery's Business Plan

Exhibit D   Company's Reviewed Financial Statements

Exhibit E   Transcript of Video

EXHIBIT A

Company's Articles of Organization





State of West Virginia

Certificate

I, Natalie E. Tennant, Secretary of State of the State of West Virginia, hereby certify that

BLOOMERY INVESTMENT HOLDINGS, LLC

Control Number: 9A79R

has filed its "Articles of Organization" in my office according to the provisions of West Virginia Code §§31B-2-203 and 206. I hereby declare the organization to be registered as a limited liability company from its effective date of September 22, 2014 until the expiration of the term or termination of the company.

Therefore, I hereby issue this

CERTIFICATE OF A LIMITED LIABILITY COMPANY

Given under my hand and the Great Seal of the State of West Virginia on this day of September 22, 2014

Natalie E Tennant

Secretary of State

CTRL # 9A79R

ARTICLES OF ORGANIZATION
of
BLOOMERY INVESTMENT HOLDINGS, LLC

The undersigned, acting as Organizer of a West Virginia limited liability company pursuant to the provisions of Chapter 31B, Article 2, Section 202, of the West Virginia Code, which limited liability company has not been formed, does hereby adopt the following Articles of Organization for such limited liability company:

1. **NAME:** The name of the limited liability company shall be:

   Bloomery Investment Holdings, LLC

2. **INITIAL DESIGNATED OFFICE/PRINCIPAL OFFICE:** The physical and mailing address of the initial designated office and the principal office of the limited liability company shall be:

   16357 Charles Town Road
   Charles Town, WV 25446

3. **AGENT FOR SERVICE OF PROCESS:** The name of the initial agent for service of process on the limited liability company shall be as follows, which agent may be served at the designated office address:

   Eric K. Bell

4. **ORGANIZER:** The name and address of the sole Organizer of the limited liability company are as follow:

   Michael J. Funk
   Steptoe & Johnson PLLC
   1250 Edwin Miller Boulevard, Suite 300
   Martinsburg, West Virginia 25404

5. **PERIOD OF DURATION:** The limited liability company shall be an At-Will Company (within the meaning of Chapter 31B of the West Virginia Code) with an indefinite period of duration, and shall NOT be a Term Company.

6. **MANAGEMENT:** The limited liability company shall be a Member-Managed Company (within the meaning of Chapter 31B of the West Virginia Code) in which management power and authority shall reside exclusively in its Class A members, except as otherwise provided in its operating agreement, and the name and address of the Class A members, each of whom are the only members authorized to execute instruments on behalf of the limited liability company, are as follow; *provided,* that no member or members shall have authority to execute and deliver any instrument transferring or affecting the limited liability company's interest in real estate unless

MA6697349.1

such instrument is executed by Class A members owning at least sixty-six percent (66%) of the Class A membership interests in the limited liability company:

NAME	ADDRESS
Linda S. Losey	18000 Falls Road, Hampstead, MD 21074
Thomas J. Kiefer	18000 Falls Road, Hampstead, MD 21074
Robert H. Losey	16420 Dubbs Road, Sparks, MD 21152

7. **LIABILITY OF MEMBERS FOR DEBTS:** No member of the limited liability company shall be liable for the debts, obligations, and liabilities of the limited liability company under Chapter 31B, Article 3, Section 303(c) of the West Virginia Code.

8. **PURPOSES:** The purpose or purposes for which the limited liability company is organized are as follow: To be a holding company that holds all the ownership interests in, and controls and oversees the operations of, various subsidiary entities; and the transaction of any or all other lawful business for which limited liability companies may be organized under the laws of West Virginia.

9. **EFFECTIVE DATE:** The requested effective date of these Articles of Organization is the date and time of filing.

10. **E-MAIL ADDRESS:** The E-mail address where business correspondence from the Office of Secretary of State may be received is: LLosey@aol.com.

11. **EXCESS ACREAGE:** The limited liability company holds or expects to hold less than twenty (20) acres of land in West Virginia.

12. **CONTACT INFORMATION:** The name, telephone number, and e-mail address of the limited liability company's contact person in case of any problems or questions with regard to filing is:


Michael J. Funk
304-262-3522
michael.funk@steptoe-johnson.com


IN WITNESS WHEREOF, the undersigned Organizer of the limited liability company, for the purpose of organizing the limited liability company under the laws of the State of West Virginia, does execute, make, and deliver these Articles of Organization this 22nd day of September, 2014.



MICHAEL J. FUNK, Organizer

Prepared by: Steptoe & Johnson PLLC, 1250 Edwin Miller Blvd., Ste. 300, Martinsburg, WV 25404.

MA6697349.1

State of West Virginia
Office of the Secretary of State
Natalie E Tennant, Secretary of State of West Virginia, do hereby certify this is a true and correct copy of the original record now in my official custody as Secretary of State.

Given under my hand and the Great Seal of the State of West Virginia

on ____________

Natalie E Tennant, Secretary of State

By: ____________
WV SOS Representative

Notice: This is an official certification only when reproduced in red ink.

EXHIBIT B

Company's Operating Agreement

THE INTERESTS DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACT OF ANY STATE OR JURISDICTION. NO SALE, OFFER TO SELL, OR OTHER TRANSFER OF THESE INTERESTS MAY BE MADE BY AN INTEREST HOLDER UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR UNLESS, IN THE OPINION OF COUNSEL TO THE COMPANY, THE PROPOSED DISPOSITION FALLS WITHIN A VALID EXEMPTION FROM THE REGISTRATION PROVISIONS OF THOSE ACTS.

THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF BLOOMERY INVESTMENT HOLDINGS, LLC

THIS THIRD AMENDED AND RESTATED OPERATING AGREEMENT (this "**Agreement**") is made effective as of the 14th day of October 2016, by and among the Class A Members identified on Exhibit A attached hereto and Bloomery Investment Holdings, LLC, a West Virginia limited liability company (the "**Company**").

Explanatory Statement

The Class A Members organized the Company and, as part of their initial Capital Contributions in consideration for their respective Units of Class A Membership Interests in the Company, have contributed their respective membership interests in each of Bloomery Plantation Distillery LLC, a West Virginia limited liability company ("**Distillery**"), and Bloomery Plantation Holdings LLC, a West Virginia limited liability company ("**Holdings**"), which respective membership interests collectively constitute all the membership interests in both Distillery and Holdings. The Class A Members have elected that the Company may, from time to time, offer and issue such number of Units of Class B Membership Interests as the Company shall determine (subject to the maximum of 200,000 of such Units authorized in this Agreement) for such consideration as the Company shall determine. Upon (i) payment by a subscriber of the specified consideration for Class B Membership Interests offered and subscribed, and (ii) execution by the subscriber of a Class B Member Counterpart Signature Page and Acknowledgement (in the form attached hereto), the Units of Class B Membership Interests subscribed shall be issued to the subscriber and the subscriber shall be admitted as a Class B Member of the Company subject to all the terms of, and subject to the conditions set forth in, this Agreement. Upon admission of one or more Class B Members, (i) Exhibit B attached hereto shall be revised to add the names and addresses of the new Class B Members, add their respective Capital Contributions, add their respective Units of Class B Membership Interests, and add or revise as appropriate the respective percentages of all the Class B Members in both (A) the total Units of Class B Membership Interests then outstanding and (B) the total Units of both Class A and Class B Membership Interests then outstanding, and (ii) Exhibit A attached hereto shall be revised to reflect the change in the respective percentages of all the Class A Members in the total Units of both Class A and Class B Membership Interests then outstanding.

WHEREAS, the Class A Members and the Company previously entered that certain Operating Agreement dated effective the 22nd day of September, 2014 (the "Initial Operating Agreement");

7309721

WHEREAS, the Class A Members and the Company previously amended certain provisions of the Initial Operating Agreement and restated the operating agreement of the Company, as amended, by entry into that certain Amended and Restated Operating Agreement dated effective the 22nd day of April 2016 (the "First A&R Operating Agreement");

WHEREAS, the Class A Members and the Company previously amended certain provisions of the First A&R Operating Agreement and restated the operating agreement of the Company, as amended, by entry into that certain Second Amended and Restated Operating Agreement dated effective the 14th day of June 2016 (the "Second A&R Operating Agreement");

WHEREAS, the Class A Members and the Company desire to amend certain provisions of the Second A&R Operating Agreement and restate the same, as amended; and

WHEREAS, the Class A Members and the Company desire and intend that this Third Amended and Restated Operating Agreement amend the Second A&R Operating Agreement as desired, and supersede the same as the restated operating agreement of the Company.

NOW, THEREFORE, in consideration of the foregoing Explanatory Statement and recitals, which are incorporated herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section I
Defined Terms

As used herein, the following terms have the meanings respectively set forth below:

"*Act*" means the West Virginia Uniform Limited Liability Company Act, West Virginia Code § 31B-1-101, *et seq.*, as amended from time to time.

"*Adjusted Capital Account Deficit*" means, with respect to any Interest Holder, the deficit balance, if any, in the Interest Holder's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments: (i) the deficit shall be decreased by any amounts which the Interest Holder is obligated to restore pursuant to Regulation Section 1.704-1(b)(2)(ii)(c) or is deemed obligated to restore pursuant to Regulation Section 1.704-2; and (ii) the deficit shall be increased by the items described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), and (6). This definition is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"*Affiliate*" means, as to any Person, any other Person directly or indirectly (through one or more intermediaries) Controlling, Controlled by or under direct or indirect common Control with such Person.

"*Attorney-in-Fact*" has the meaning set forth in Section 5.6.1 hereof.

"*Acquirer*" has the meaning set forth in Section 8.5 hereof.

"*Capital Account*" means the account maintained by the Company for each Interest Holder in accordance with the following provisions: (i) an Interest Holder's Capital Account shall be credited with the Interest Holder's Capital Contributions, the amount of any Company liabilities assumed by the Interest Holder (or which are secured by Company property distributed to the Interest Holder), the Interest Holder's distributive share of Profit and any item in the nature of income or gain specially allocated to such Interest Holder pursuant to the provisions of Section IV (other than Section 4.4.6); and (ii) an Interest Holder's Capital Account shall be debited with the amount of money and the fair market value of any Company property distributed to the Interest Holder, the amount of any liabilities of the Interest Holder assumed by the Company (or which are secured by property contributed by the Interest Holder to the Company), the Interest Holder's distributive share of Loss and any item in the nature of expenses or losses specially allocated to the Interest Holder pursuant to the provisions of Section IV (other than Section 4.4.6). If any Interest is transferred pursuant to the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent the Capital Account is attributable to the transferred Interest. If the book value of Company property is adjusted pursuant to Section 4.4.6, the Capital Account of each Interest Holder shall be adjusted to reflect the aggregate adjustment in the same manner as if the Company had recognized gain or loss equal to the amount of such aggregate adjustment. It is intended that the Capital Accounts of all Interest Holders shall be maintained in compliance with the provisions of Regulation Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Regulation.

"*Capital Contribution*" or "*Capital Contributions*" means, with respect to any Interest Holder, the amount of cash contributed to the Company by such Interest Holder.

"*Capital Proceeds*" means and refers to the aggregate amount of (i) proceeds received by the Company from the financing or refinancing of any existing debt; plus (ii) proceeds received by the Company from the sale, condemnation, or other disposition of all or any part of any Company property (but only to the extent such proceeds are in excess of those funds necessary to restore, repair, replace or otherwise remedy the loss giving rise to such claim); plus (iii) proceeds received by the Company from title or property, casualty, fire, and extended coverage insurance proceeds attributable to any Company property (but only to the extent such proceeds are in excess of those funds necessary to restore, repair, replace or otherwise remedy the loss giving rise to such claim); less (iv) the expenses of the Company incurred in connection with any of the foregoing, including, without limitation, legal and accounting fees and other current expenses; and less (v) any accrued but unpaid Company expenses.

"*Class A Member*" means that Person or Persons designated as such on Exhibit A attached hereto.

"*Class A Membership Interests*" means the Membership Rights of Class A Members as specified in this Agreement. The Company is authorized to issue and have outstanding at any time up to two hundred thousand (200,000) Units of Class A Membership Interests. Additional Class A Membership Interests may be authorized only by amendment of this Agreement.

"*Class B Member*" means that Person or Persons admitted as a Class B Member of the

Company in accordance with the provisions of the Explanatory Statement above and designated as such on Exhibit B attached hereto.

"*Class B Membership Interests*" means the Membership Rights of Class B Members as specified in this Agreement. The Company is authorized to issue and have outstanding at any time up to two hundred thousand (200,000) Units of Class B Membership Interests. Additional Class B Membership Interests may be authorized only by amendment of this Agreement.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Company*" means the limited liability company formed in accordance with this Agreement.

"*Conditions of Transfer*" has the meaning set forth in Section 8.2.4 hereof.

"*Control*," "*Controlling*" and "*Controlled*" means, with respect to any specified Person, the power to direct or cause the direction of the management or policies of the controlled Person directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. The terms "Controlled," "Controlling" and "Controls" have meanings correlative to the foregoing.

"*Control Rights*" means the right to manage and control a Member Entity and, in particular, such individual's exclusive right to control such Member Entity's vote (to the extent permitted hereunder) as a Member of the Company.

"*Distillery*" has the meaning set forth in the Explanatory Statement above.

"*Entity*" means any corporation, association, limited liability company, partnership, trust, estate, or other legal entity of a similar nature to the foregoing.

"*Guaranteed Payment*" means any guaranteed payment as defined in Section 707(c) of the Code.

"*Holdings*" has the meaning set forth in the Explanatory Statement above.

"*Interest*" means a Person's share of the Profits and Losses of, and the right to receive distributions from, the Company.

"*Interest Component*" has the meaning set forth in Section 3.3.3 hereof.

"*Interest Holder*" means any Person who holds an Interest. An Interest Holder's rights are limited to only those economic rights as provided in the definition of "Interest" and does not include the right to (i) vote, (ii) participate in any respect in the management of the Company, (iii) inspect the books and records of the Company, or (iv) otherwise receive information from or concerning the Company.

"*Involuntary Withdrawal*" means, with respect to any Member, the occurrence of any of the following events: (i) the Member makes an assignment for the benefit of creditors; (ii) the Member

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files a voluntary petition of bankruptcy; (iii) the Member is adjudged bankrupt or insolvent or there is entered against the Member an order for relief in any bankruptcy or insolvency proceeding; (iv) the Member files a petition or answer seeking for the Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; (v) the Member seeks, consents to, or acquiesces in the appointment of a trustee for, receiver for, or liquidation of the Member or of all or any substantial part of the Member's properties; (vi) the Member files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Member in any proceeding described in Subsections (i) through (v); (vii) any proceeding against the Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation, continues for one hundred twenty (120) days after the commencement thereof, or the appointment of a trustee, receiver, or liquidator for the Member or all or any substantial part of the Member's properties without the Member's agreement or acquiescence, which appointment is not vacated or stayed by the date which is one hundred twenty (120) days after the commencement thereof or, if the appointment is stayed, by the date which is one hundred twenty (120) days after the expiration of the stay during which period the appointment is not vacated; (viii) if the Member is an individual, the Member's death or adjudication by a court of competent jurisdiction as incompetent to manage the Member's person or property; (ix) if the Member is acting as a Member by virtue of being a trustee of a trust, the termination of the trust; (x) if the Member is a partnership or another limited liability company, the dissolution and commencement of winding up of the partnership or limited liability company; (xi) if the Member is a corporation, the dissolution of the corporation or the revocation of its charter; (xii) if the Member is an estate, the distribution by the fiduciary of the estate's entire interest in the limited liability company; or (xiii) the transfer of all or a part of a Member's Membership Rights pursuant to a separation or divorce, the foreclosure of any lien or security interest, a judicial sale or otherwise by operation of law.

"*Manager*" means the initial manager designated under Section 5.1.1.1, being Linda Losey, and any successor manager hereafter designated under said section.

"*Member*" means each Person signing this Agreement and any Person who subsequently is admitted as a Member of the Company; and "*Members*" means the Class A Members and Class B Members collectively. Each Member holds an Interest in the Percentages as identified on Exhibit A or Exhibit B, as the case may be.

"*Member Loan Nonrecourse Deductions*" means any Company deductions that would be Nonrecourse Deductions if they were not attributable to a loan made or guaranteed by a Member within the meaning of Regulation Section 1.704-2(i).

"*Membership Rights*" means all of the rights of a Member in the Company (as provided for in this Agreement), including (i) a Member's Interest, (ii) to the extent permitted hereunder, the right to inspect the books and records of, or otherwise receive information from or concerning, the Company and (iii) to the extent permitted hereunder, the right to vote or participate in any respect in the management of the Company.

"*Minimum Gain*" has the meaning set forth in Regulation Section 1.704-2(d). Minimum Gain shall be computed separately for each Interest Holder, applying principles consistent with both

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the foregoing definition and the Regulations promulgated under Section 704 of the Code.

"*Net Cash Flow*" means, for any taxable year of the Company, all cash receipts from operations of the Company (including amounts previously set aside as reserves where and to the extent that those amounts are no longer required as determined by the Class A Members), excluding Capital Contributions and Capital Proceeds; *less* all operating expenses actually paid and interest and principal payments on loans and other debts of the Company and any reserves as determined necessary or appropriate by the Class A Members for any purpose.

"*Nonrecourse Deduction*" has the meaning set forth in Regulation Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a taxable year of the Company equals the net increase, if any, in the amount of Minimum Gain during that taxable year, determined according to the provisions of Regulation Section 1.704-2(c).

"*Percentage*" means the Percentage of All Units from time to time set forth beside the name of a Member or Interest Holder on Exhibit A or Exhibit B, as the case may be, to this Agreement, as amended from time to time. The "*Percentage of All Units*" reflects the percentage of the total number of Units of both Class A and Class B Membership Interests in the Company then outstanding that the subject Member's Units (whether of Class A or Class Membership Interests) constitute at the relevant time.

"*Person*" means and includes an individual or any Entity.

"*Preferred Return*" has the meaning set forth in Section 3.3.1 hereof.

"*Profit*" and "*Loss*" mean, for each taxable year of the Company or other period, an amount equal to the Company's taxable income or loss for the year or period, determined in accordance with Code Section 703(a), with the following adjustments: (i) all items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss; and (ii) any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss; and (iii) any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss; and (iv) gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes; and (v) in lieu of the depreciation, amortization, or cost recovery deductions allowable in computing taxable income or loss, there shall be taken into account the depreciation computed based upon the adjusted book value of the asset; and (vi) notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Section 4.4 hereof shall not be taken into account in computing Profit or Loss.

"*Property*" means the following real property, and improvements now or hereafter located thereon, situated in Jefferson County, West Virginia: (i) an improved tract of 12.00 acres, more or less, located at 16357 Charles Town Road, Charles Town; and (ii) two lots, each being 25' by 125',

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upon which is located a warehouse facility, situated at 322–324 Mildred Street, Charles Town.

"*Regulation(s)*" means the Treasury Regulations, including Temporary Regulations, from time to time adopted under the Code.

"*Sale Event*" has the meaning set forth in Section 8.5 hereof.

"*Successor*" has the meaning set forth in Section 8.4 hereof.

"*Tax Matters Member*" has the meaning set forth in Section 7.5 hereof.

"*Transfer*" means, when used as a noun, the voluntary or involuntary, sale, assignment, hypothecation, pledge, substitution, transfer or other disposition (whether by gift, pursuant to a separation or divorce, the foreclosure of any lien or security interest, a judicial sale, by operation of law or otherwise), with or without consideration, and when used as a verb shall mean to cause or make any such sale, assignment, hypothecation, pledge, substitution, transfer or other disposition of any kind.

"*Unit or Units*" means each of the Member's units of Membership Interests (whether Class A or Class B) in the Company shown next to the name of such member on Exhibit A or Exhibit B, as the case may be, attached hereto.

"*Unreturned Capital Contributions*" means with respect to each holder of an Interest with respect to a Class B Membership Interest, whether a Member or an Interest Holder, the cumulative total of such Interest Holder's initial cash Capital Contributions (as may be increased, from time to time, by any additional cash Capital Contributions made by such Interest Holder) reduced, but not below zero, by all distributions of Unreturned Capital Contributions made to such Interest Holder pursuant to Sections 4.1.2. **Reduction of Unreturned Capital Contributions by such distributions shall not be considered to effect redemption of Class B Membership Interests.**

Other terms are defined throughout the text of this Agreement.

Section II
Formation; Name; Purpose; Term

2.1.   *Organization*. The Company has been organized pursuant to the Act and the terms of this Agreement and, in furtherance of that purpose, Articles of Organization of the Company were duly adopted and filed with the Office of the Secretary of State of the State of West Virginia, and said Office issued a Certificate of a Limited Liability Company, on September 22, 2014.

2.2.   *Name*. The name of the Company shall be "Bloomery Investment Holdings, LLC."

2.3.   *Purpose*. The Company's business and purpose shall be to be a holding company that holds all the membership interests in, and controls and oversees the operations of, Distillery and Holdings.

2.4.   *Term*. The Company was organized at the time a Certificate of a Limited Liability Company for the Company was issued by the Secretary of State of the State of West Virginia. The Company is an "at-will company" within the meaning of Section 31B-1-101(2) of the Act and shall continue in existence in perpetuity, unless sooner dissolved pursuant to Section VI of this Agreement.

Section III
Members, Percentages and Capital Contributions

3.1.   *Members and Percentages*. The name of, and Percentage and Units held by, each Member and Interest Holder is set forth on Exhibit A or Exhibit B, as the case may be, attached hereto.

3.2.   *Capital Contributions*. As of the date of this Agreement, the Class A Members' initial Capital Contributions are as set forth in Exhibit A attached hereto. The initial Capital Contributions of Class B Members will be set forth on Exhibit B, from time to time, when Class B Membership Interests are issued, in accordance with the Explanatory Statement above. No Member or Interest Holder shall be required to contribute any additional capital to the Company.

3.3   *Special Rights and Obligations of Class B Members.*

3.3.1.   *Preferred Return*. Each holder of an Interest with respect to a Class B Membership Interest, whether a Member or an Interest Holder, shall earn a cumulative, non-compounded, annual return equal to ten percent (10.0%) of the Unreturned Capital Contributions of the subject Interest Holder, computed daily from and including the date of issuance of the subject Units to and including the relevant date of calculation (the "**Preferred Return**"). The Preferred Return shall be distributable to the Interest Holders, respectively, out of Net Cash Flow and Capital Proceeds of the Company as provided in Sections 4.1 and 4.3 hereof. For any taxable year of the Company which is not a full twelve (12) month period, the Preferred Return shall be determined pro rata based on a 360-day year. If for any taxable year the Preferred Return is not paid in full, the portion of the Preferred Return not paid for that year, together with any accumulated unpaid Preferred Return for prior taxable years shall be payable out of Net Cash Flow and/or Capital Proceeds in subsequent years prior to any other Company distributions of Net Cash Flow and Capital Proceeds. If an Interest Holder's Unreturned Capital Contribution balance changes during the course of any taxable year, the Preferred Return payable to such Interest Holder for that year shall be calculated based upon the weighted average of such Interest Holder's Unreturned Capital Contributions during the course of the year. For the purpose of clarification, no Preferred Return shall ever be due, owing or paid to the Class A Members.

3.3.2.   *Additional Funding*. In the event that the Company requires additional funding at any time or from time to time, the Class A Members may obtain such funds from any one or more sources on terms acceptable to the Class A Members in their sole and absolute discretion. Among other possible sources of funding, the Class A Members may elect to obtain such funds from: the offer and issue of additional Membership Interests (whether Class A or Class B) that are then authorized but unissued; from loans, whether from one or more Members or from other persons; or other sources. No Member or Interest Holder shall be required to contribute any additional capital by

purchasing additional Membership Interests or to make or participate in any loan to the Company.

3.3.3. *Right to Repurchase Class B Members' Units*. In the event the Class A Members hereafter determine that the Company requires additional funding and that, after consideration of the reasonable options for raising funds contemplated under Section 3.3.2 above, the best method of obtaining additional funding is from one or more third parties who require as a condition of funding redemption of the Class B Membership Interests, the Class A Members may elect that the Company redeem and repurchase, and that each Class B Member sell to the Company, the Units and related Membership Rights of the Class B Member for a purchase price equal to the sum of (i) the Unreturned Capital Contributions made by the Class B Member, plus (ii) interest equal to fifteen percent (15%) per annum, non-compounding, upon the amount of the Class B Member's initial cash Capital Contribution, as measured from the date of issuance of the subject Units through the date of closing on the acquisition of such Class B Member's Units (the "**Interest Component**"); *provided that*, the total Interest Component shall not exceed the amount of the initial cash Capital Contribution; and *further provided that*, any and all Preferred Returns already paid to such Class B Member shall be credited against, and reduce, the total Interest Component payable to the Class B Member.

3.4. *No Interest on Capital Contributions*. Interest Holders shall not be paid interest on their Capital Contributions other than the Preferred Return that accrues in accordance with Section 3.3.1 above.

3.5. *Return of Capital Contributions*. Except as otherwise provided in this Agreement, no Interest Holder shall have the right to receive the return of any Capital Contribution.

3.6. *Form of Return of Capital*. If an Interest Holder is entitled to receive a return of a Capital Contribution, the Interest Holder shall not have the right to receive anything but cash as consideration for the return of the Interest Holder's Capital Contribution.

3.7. *Capital Accounts*. There shall be established and maintained for each Interest Holder a separate Capital Account.

Section IV
Distributions; Allocation of Profit and Loss

4.1. *Distributions of Net Cash Flow and Capital Proceeds*. For each taxable year of the Company, Net Cash Flow and Capital Proceeds shall be distributed on an annual basis, and at such other time or times as determined by the Class A Members, as follows:

4.1.1. First, to the Interest Holders with respect to Class B Membership Interests to pay their unpaid Preferred Return, pro rata among such Interest Holders in proportion to their respective aggregate unpaid Preferred Returns, until the Interest Holders have received an amount equal to their respective unpaid Preferred Return; and

4.1.2. Second, until the Unreturned Capital Contributions of all Class B Members are reduced to zero, (i) such percentage as the Class A Members determine, but in no event less than

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fifty percent (50%), to the Class B Members then with Unreturned Capital Contributions, pro rata in proportion to their relative Class B Units (as to which the Unreturned Capital Contributions are applicable) to the extent of their respective Unreturned Capital Contributions; and (ii) the balance as provided in Section 4.1.3 below; and

4.1.3.   Thereafter, to the Interest Holders in proportion to their relative Units.

4.1.4.   Notwithstanding anything to the contrary herein, distributions shall be paid only out of funds legally available therefor.

4.2.   *Allocation of Profit and Loss*. After giving effect to the special allocations set forth in Sections 4.2.3 (as applicable) and 4.4, for any taxable year of the Company, Profit and Loss shall be allocated to the Interest Holders in accordance with the following provisions:

4.2.1.   *Profit*. For any taxable year of the Company, Profit shall be allocated among the Interest Holders as necessary to cause the Capital Account of each Interest Holder to equal the sum of: (i) the amount of Net Cash Flow and Capital Proceeds that is actually distributed to that Interest Holder pursuant to Section 4.1 with respect to such taxable year; and (ii) the hypothetical amount that would be distributed to such Interest Holder pursuant to Section 4.3 if the Company sold all of its assets for their adjusted tax bases (or adjusted book basis if such assets has been revalued pursuant hereto), and distributed the proceeds therefrom (net of debt repayments) to the Interest Holders.

4.2.2.   *Loss*. For any taxable year of the Company, Loss shall be allocated first to those Interest Holders to reverse any Profits allocated pursuant to Section 4.2, in the reverse chronological order as such Profits were allocated to such Interest Holders, and thereafter to the Interest Holders in proportion to their respective Percentages.

4.2.3.   *General*. For purposes of determining Capital Account balances under this Section 4.2:

4.2.3.1.   Profit and Loss with respect to any taxable year of the Company shall be allocated prior to reducing Capital Accounts by any distributions for such taxable year.

4.2.3.2.   An Interest Holder's Capital Account balance shall be deemed to be increased by such Interest Holder's share of Minimum Gain and Member Minimum Gain determined as of the end of such taxable year.

4.3.   *Distributions on Dissolution*. Upon the dissolution of the Company, after (i) payment of, or adequate provision for, the debts and obligations of the Company to creditors, and (ii) the allocation of Profit or Loss in accordance with Sections 4.2 and 4.4 hereof, the remaining assets of the Company (or the proceeds of the sale or other dispositions and liquidation of the Company assets) shall be distributed to the Interest Holders in accordance with Section 4.1. No Interest Holder shall be obligated to restore a Capital Account deficit.

4.4.   *Special Allocations of Items in the Nature of Income or Gain*. Notwithstanding the

allocations of Profit or Loss as set forth in Section 4.2:

4.4.1.   *Qualified Income Offset*.   No Interest Holder shall be allocated Losses or deductions if the allocation causes an Interest Holder to have an Adjusted Capital Account Deficit. If an Interest Holder receives (i) an allocation of Loss or deduction (or item thereof) or (ii) any distribution, which causes the Interest Holder to have an Adjusted Capital Account Deficit at the end of any taxable year, then all items of income and gain of the Company (consisting of a pro rata portion of each item of Company income, including gross income and gain) for that taxable year shall be allocated to that Interest Holder, before any other allocation is made of Company items for that taxable year, in the amount and in proportions required to eliminate the excess as quickly as possible. This Section 4.4.1 is intended to comply with, and shall be interpreted consistently with, the "qualified income offset" provisions of the Regulations promulgated under Code Section 704(b).

4.4.2.   *Minimum Gain Chargeback*. Except as set forth in Regulation Section 1.704-2(f)(2), (3) and (4), if, during any taxable year, there is a net decrease in Minimum Gain, each Interest Holder, prior to any other allocation pursuant to this Section IV, shall be specially allocated items of gross income and gain for such taxable year (and, if necessary, subsequent taxable years) in an amount equal to that Interest Holder's share of the net decrease of Minimum Gain, computed in accordance with Regulation Section 1.704-2(g). Allocations of gross income and gain pursuant to this Section 4.4.2 shall be made first from gain recognized from the disposition of Company assets subject to nonrecourse liabilities (within the meaning of the Regulations promulgated under Code Section 752), to the extent of the Minimum Gain attributable to those assets, and thereafter, from a pro rata portion of the Company's other items of income and gain for the taxable year. It is the intent of the parties hereto that any allocation pursuant to this Section 4.4.2 shall constitute a "minimum gain chargeback" under Regulation Section 1.704-2(f).

4.4.3.   *Nonrecourse Deductions*. Nonrecourse Deductions for a taxable year or other period shall be specially allocated among the Interest Holders in proportion to their Percentages.

4.4.4.   *Member Loan Nonrecourse Deductions*. Any Member Loan Nonrecourse Deduction for any taxable year or other period shall be specially allocated to the Interest Holder who bears the risk of loss with respect to the loan to which the Member Loan Nonrecourse Deduction is attributable in accordance with Regulation Section 1.704-2(i).

4.4.5.   *Guaranteed Payments*. To the extent any compensation paid to any Interest Holder by the Company is determined by the Internal Revenue Service not to be a guaranteed payment under Code Section 707(c) or is not paid to the Interest Holder other than in such Person's capacity as an Interest Holder within the meaning of Code Section 707(a), the Interest Holder shall be specially allocated gross income of the Company in an amount equal to the amount of such compensation, and the Interest Holder's Capital Account shall be adjusted to reflect the payment of such compensation.

4.4.6.   *Code Section 754 Adjustment*. To the extent an adjustment to the tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts,

the amount of the adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases basis), and the gain or loss shall be specially allocated to the Interest Holders in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to that Section of the Regulations.

4.4.7. *Contributed Property and Book-Ups*. In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the capital of the Company shall, solely for tax purposes, be allocated among the Interest Holders so as to take into account any variation between the adjusted basis of the property to the Company for federal income tax purposes and its fair market value at the time of contribution (or deemed contribution). If the adjusted book value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall take account of any variation between the adjusted basis of the asset for federal income tax purposes and its adjusted book value in the manner required under Code Section 704(c) and the Regulations thereunder. Recapture deductions of Company property shall be allocated to the Interest Holders in the same manner and amounts as the deductions giving rise to the recapture items were originally allocated.

4.4.8. *Unrealized Receivables*. If an Interest Holder's Interest is reduced (provided the reduction does not result in a complete termination of the Interest Holder's Interest), the Interest Holder's share of the Company's "unrealized receivables" and "substantially appreciated inventory" (within the meaning of Code Section 751) shall not be reduced, so that, notwithstanding any other provision of this Agreement to the contrary, that portion of the Profit otherwise allocable upon a liquidation or dissolution of the Company pursuant to Section 4.4 hereof which is taxable as ordinary income (recaptured) for federal income tax purposes shall, to the extent possible without increasing the total gain to the Company or to any Interest Holder, be specially allocated among the Interest Holders in proportion to the deductions (or basis reductions treated as deductions) giving rise to such recapture. Any questions as to the aforesaid allocation of ordinary income (recapture), to the extent such questions cannot be resolved in the manner specified above, shall be resolved by the Class A Members.

4.4.9. *Withholding*.   All amounts required to be withheld pursuant to Code Section 1446 or any other provision of federal, state, or local tax law shall be treated as amounts actually distributed to the affected Interest Holders for all purposes under this Agreement.

4.5. *General*.

4.5.1. *Valuation*. If any assets of the Company are distributed in kind to the Interest Holders, those assets shall be valued on the basis of their fair market value (as determined by an appraiser selected by the Class A Members), and any Interest Holder entitled to any interest in those assets shall receive that interest as a tenant-in-common with all other Interest Holders so entitled. The Profit or Loss for each unsold asset shall be determined as if the asset had been sold at its fair market value, and the Profit or Loss shall be allocated as provided in Section 4.2 and shall be properly credited or charged to the Capital Accounts of the Interest Holders prior to the distribution of the assets in liquidation pursuant to Section 4.3. No Company assets may be distributed in kind to any of the Interest Holders without the Class A Members' consent.

4.5.2. *Allocations upon a Transfer.* If the Company has actual notice of a Transfer of an Interest or any Units or Membership Rights as may be permitted by Section 8.2 hereof, the date on which the assignee shall be deemed an assignee of record shall be the date of receipt of the written instrument of Transfer by the Company, unless the Class A Members agree to accept some other effective date. Profits or Losses for an accounting year allocable to any membership interest which may have been Transferred during the year shall be allocated between the transferor and the transferee on the basis of the number of days in the year that each was recognized as the Member or Interest Holder for purposes of this Section IV, except that in the case of the sale or exchange of all or a substantial part of the Company's assets, any Profits or Losses resulting therefrom shall be allocated among those persons who are actually Members or Interest Holders on the date of the sale or exchange (in accordance with the other provisions of this Agreement).

4.5.3. *Amendments.* Upon the advice of the Company's tax counsel, this Section IV may be amended by the Class A Members to comply with the Code and the Regulations promulgated under Code Section 704(b).

Section V
Management: Rights, Powers and Duties

5.1. *Management.*

5.1.1. *Class A Members.* Except as otherwise explicitly provided herein, the business and affairs of the Company shall be managed exclusively under the direction and control of the Class A Members and all powers of the Company shall be exercised by or under the authority of the Class A Members. No other Person shall have any right or authority to act for or bind the Company. All decisions of the Class A Members shall be determined by those Class A Members holding a majority of the Units then held by the Class A Members.

5.1.1.1 *Manager.* The Class A Members may, from to time, designate a manager to whom is delegated the authority and duty to carry out the day to day functions and administrative tasks of the Company, subject in all instances to the vote and control by the Class A Members. To the extent any matter or action decided or taken by the manager is within the scope of the authority and duties delegated, such matter or action shall be, and shall be deemed to be, consented to and approved by the Class A Members. The delegation of a manager shall not make the Company a "manager-managed company" as that term is defined in Section 31B-1-101(14) of the Act. The Class A Members hereby designate Linda Losey as the initial manager of the Company.

5.1.2. *General Powers of the Class A Members.* The Class A Members shall have full, exclusive, and complete discretion, power, and authority, subject in all cases to the other provisions of this Agreement and the requirements of applicable law, to manage, control, administer, and operate the business and affairs of the Company for the purposes herein stated, and to make all decisions affecting such business and affairs, including, without limitation, the full power to execute and deliver, for and on behalf of the Company, any and all documents and instruments which may be necessary or desirable to carry on the business of the Company, including, without limitation, any and all deeds, contracts, leases, mortgages, deeds of trust, promissory notes, security agreements, and financing statements pertaining to the Company's assets or obligations, and to authorize the

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confession of judgment against the Company. No person dealing with the Manager need inquire into the validity or propriety of any document or instrument executed in the name of the Company by the Manager, or as to the authority of the Manager in executing the same. Except as otherwise explicitly provided herein, the Class A Members shall not be permitted to cause the Company to enter into or otherwise modify an agreement with an Affiliate of one or more of the Class A Members (excluding Distillery and Holdings and any other subsidiary of the Company) without the written consent of those Class B Members holding a majority of the Units held by the Class B Members; provided however, any agreement or transaction with an Affiliate shall not require any consent of the Class B Members so long as such agreement or transaction is on commercially reasonable terms.

5.1.3. *Limitation on Authority of Members*. No Member is an agent of the Company solely by virtue of being a Member, and no Member has authority to act for the Company solely by virtue of being a Member. This Section supersedes any authority granted to the Members pursuant to the Act. Any Member who takes any action or binds the Company in violation of this Section 5.1 shall be solely responsible for any loss and expense incurred by the Company as a result of the unauthorized action and shall indemnify and hold the Company harmless with respect to the loss or expense.

5.2. *Company Updates and Action by Written Consent*.

5.2.1. *Company Updates*. Annual written updates will be provided to the Members.

5.2.2. *Statutory Requirement of Approval for Certain Actions*. Except as otherwise provided in this Agreement, in any instance that the Act requires the consent or approval of members, including the consent of a majority of members or a specified fraction or percentage of members or the unanimous consent of members to approve or take any action, that consent shall be given in writing and, in all cases, shall mean, rather than the consent of Members, the Required Consent of the Class A Members.

5.2.3. *Acting by Written Consent*. In lieu of holding a meeting, the Class A Members may vote or otherwise take action by a written instrument indicating the consent required by this Agreement.

5.3. *Personal Services*. No Member shall be required to perform services for the Company solely by virtue of being a Member. One or more of the Class A Members may perform services for the Company and shall be entitled to compensation for such services on terms and conditions as determined by the Class A Members in their sole discretion.

5.4. *Duties of Parties*.

5.4.1. None of the Class A Members, nor any Affiliate of one or more of the Class A Members acting on any of their behalf, shall be liable, responsible, or accountable in damages or otherwise to the Company or to any Member or Interest Holder for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or the Manager by this Agreement or by law, unless the action was taken or the omission was made fraudulently or unless the action or omission constituted gross negligence, reckless or willful

misconduct, a knowing violation of law, or an intentional breach of this Agreement.

5.4.2.   To the fullest extent permitted by applicable law, nothing in this Agreement shall be deemed to restrict in any way the rights of any Member, or any Affiliate of any Member, to conduct any other business or activity whatsoever, and a Member shall not be accountable to the Company or to any other Member or Interest Holder with respect to that business or activity even if the business or activity competes with the Company's business. The organization of the Company shall be without prejudice to the Members' respective rights (and the rights of their respective Affiliates) to maintain, expand, or diversify their other interests and activities and to receive and enjoy profits or compensation therefrom. Each Member and Interest Holder waives any rights which the Member or Interest Holder might otherwise have to share or participate in such other interests or activities of any other Member or the Member's Affiliates.

5.5.   *Liability and Indemnification*. The Company shall indemnify the Class A Members, the Manager and any Affiliate acting on their behalf for any action taken or any failure to act on behalf of the Company within the scope of the authority conferred on the Class A Members or the Manager by this Agreement or by law, except for fraud, reckless or willful misconduct, gross negligence, bad faith, knowing violation of law, or an intentional breach of this Agreement. Any indemnification shall be paid only from and only to the extent of Company assets, and the Members and Interest Holders shall not have any personal liability to make this indemnification. The Company may advance expenses of a proceeding relating to the foregoing indemnification without requiring a preliminary determination of the ultimate entitlement to indemnification.

5.6.   *Power of Attorney*.

5.6.1.   *Grant of Power*. Each Member and Interest Holder constitutes and appoints the Manager as the Member's or Interest Holder's true and lawful attorney-in-fact ("**Attorney-in-Fact**"), and in the Member's or Interest Holder's name, place and stead, to make, execute, sign, acknowledge, and file:

5.6.1.1.   one or more certificates of formation;

5.6.1.2.   all documents (including amendments to certificates of formation) required to reflect any amendment, change, or modification of this Agreement, made in accordance with Section 8.1;

5.6.1.3.   any and all other certificates or other instruments required to be filed by the Company under the laws of the State of West Virginia or of any other state or jurisdiction, including, without limitation, any certificate or other instruments necessary in order for the Company to continue to qualify as a limited liability company under the laws of the State of West Virginia or to qualify or register to conduct business under the laws of any other state or jurisdiction;

5.6.1.4.   one or more fictitious or trade name certificates; and

5.6.1.5.   all documents which may be required to dissolve and terminate the Company, in accordance with Section VI, and to cancel its articles of organization.

5.6.2. *Irrevocability*. The foregoing power of attorney is irrevocable and is coupled with an interest, and, to the extent permitted by applicable law, shall survive the death or disability of a Member or Interest Holder. It also shall survive the Transfer of an Interest, except that if the transferee is approved for admission as a Member, this power of attorney shall survive the delivery of the assignment for the sole purpose of enabling the Attorney-in-Fact to execute, acknowledge, and file any documents needed to effectuate the substitution. Each Member and Interest Holder shall be bound by any representations made by the Attorney-in-Fact acting in good faith pursuant to this power of attorney, and each Member and Interest Holder hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the Attorney-in-Fact taken in good faith under this power of attorney.

5.7. *Confidentiality*.

5.7.1. *Confidentiality Obligation*. Each Interest Holder agrees not to divulge, communicate, use to the detriment of the Company or for the benefit of any other person, or misuse in any way, any confidential information or trade secrets of the Company, including personnel information, marketing strategies, leasing information, or tenant data, except as may be required by law; provided, however, that this prohibition shall not apply to (i) any information which, through no improper action of such Interest Holder, is publicly available or generally known in the industry or (ii) any information which is disclosed upon the consent of the Class A Members. Each Interest Holder acknowledges and agrees that any information or data such Interest Holder has acquired or shall acquire with respect to any of these matters or items shall be received in confidence and as a fiduciary of the Company.

5.7.2. *Damages for Breach of Confidentiality*. It is agreed among the parties hereto that the Company would be irreparably damaged by reason of any violation of the provisions of Section 5.7.1, and that any remedy at law for a breach of such provisions would be inadequate. Therefore, the Company and the Manager shall be entitled to seek and obtain injunctive or other equitable relief (including, but not limited to, a temporary restraining order, a temporary injunction or a permanent injunction) against any Interest Holder for a breach or threatened breach of such provisions and without the necessity of proving actual monetary loss. It is expressly understood among the parties that this injunctive or other equitable relief shall not be the Company's exclusive remedy for any breach of Section 5.7.1 and the Company shall be entitled to seek any other relief or remedy that such party may have by contract, statute, law or otherwise for any breach hereof, and it is agreed that the Company shall also be entitled to recover its attorneys' fees and expenses in any successful action or suit against any Interest Holder relating to any such breach.

Section VI
Dissolution, Liquidation, and Termination of the Company

6.1. *Events of Dissolution*. The Company shall be dissolved upon the occurrence of any of the following events:

6.1.1. by the decision of the Class A Members;

6.1.2. an event that makes it unlawful for all or substantially all of the Company's

business to be continued (unless cured within 90 days after receipt of notice of the event); or

6.1.3.   upon the entry of a decree of judicial dissolution with respect to the Company.

6.2.   *Liquidating Trustees*. Upon the dissolution of the Company, the Manager shall serve as liquidating trustee and shall liquidate and reduce to cash the assets of the Company as promptly as is consistent with obtaining a fair value therefor and, unless otherwise required by the Act, shall apply and distribute the proceeds of liquidation, as well as any other Company assets, in accordance with Section 4.3.

6.3.   *Filing of Articles of Cancellation*.   If the Company is dissolved, the Manager shall promptly file Articles of Cancellation. If there is no Manager, then Articles of Cancellation shall be filed by the remaining Members; if there are no remaining Members, Articles of Cancellation shall be filed by the last Person to be a Member; if there is neither a Manager, remaining Members, or a Person who last was a Member, Articles of Cancellation shall be filed by the legal or personal representatives of the Person who last was a Member.

Section VII
Books, Records, Accounting, and Tax Elections

7.1.   *Bank Accounts*.   All funds of the Company shall be deposited in a bank account or accounts maintained in the Company's name. Such accounts shall not be commingled with the funds of any other entity and shall be used exclusively for the receipts and expenditures of the Company in connection with the Property.   The Class A Members shall determine the types of accounts and the Persons who will have authority with respect to the accounts and the funds therein.

7.2.   *Books and Records*.

7.2.1.   The Class A Members shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. The records shall include, but not be limited to, complete and accurate information regarding the state of the business and financial condition of the Company; a copy of the articles of organization and operating agreement and all amendments to the articles and operating agreement; a current list of the names and last known business, residence, or mailing addresses of all Members and Interest Holders; and the Company's federal, state, or local tax returns.

7.2.2.   The books and records shall be maintained in accordance with sound accounting practices. All books and records shall be available at the Company's principal office for examination and copying by any Member, or their respective duly authorized representatives, upon no less than three (3) business days prior notice and during normal business hours; provided that a representative designated by the Manager is available to be present for such inspection. Each Member and each Interest Holder shall keep all information concerning the Company confidential and shall not use it for the Member's or Interest Holder's own purposes or disclose it to any other Person other than to share the information on a confidential basis with such Member's or Interest Holder's accountants, attorneys and other professional advisors or unless compelled by a court of law or governmental authority; provided the Company is provided prompt notice of such obligation.

7.2.3. Each Member and Interest Holder shall reimburse the Company for all reasonable costs and expenses incurred by the Company in connection with the Member's or Interest Holder's inspection and copying of the Company's books and records.

7.3. *Annual Accounting Period*. The Company will use the calendar year as its fiscal and taxable year.

7.4. *Reports*. Within one hundred twenty (120) days after the end of each taxable year of the Company, the Company shall cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended, including a profit and loss statement, balance sheet and statement of cash flows. In addition, within one hundred twenty (120) days days after the end of each taxable year of the Company, the Company shall cause to be sent to each Person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year. The Company's books and records will be reviewed by an independent Certified Public Accountant and a compilation or review report shall be prepared and presented to each Member.

7.5. *Tax Matters Member*. The Manager shall be the Company's initial tax matters member ("**Tax Matters Member**"). The Tax Matters Member shall have all powers and responsibilities provided in Code Section 6221, et seq. The Tax Matters Member shall keep all Members and Interest Holders informed of all notices from government taxing authorities which may come to the attention of the Tax Matters Member. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Tax Matters Member in performing those duties. Each Member and Interest Holder shall be responsible for any costs incurred by such Member or Interest Holder with respect to any tax audit or tax-related administrative or judicial proceeding against any Member or Interest Holder, even though it relates to the Company. With the required consent of the Class A Members, the Tax Matters Member may compromise any dispute with the Internal Revenue Service.

7.6. *Tax Elections*. With the required consent of the Class A Members, the Tax Matters Member shall have the authority to make all Company elections permitted under the Code, including, without limitation, elections of methods of depreciation and elections under Code Section 754.

Section VIII
Amendment of Agreement; Transfers and Withdrawal

8.1. *Amendments*. This Agreement may not be amended without the consent of the Class A Members, as well as those Members holding at least two thirds (2/3) of the Units of Class B Membership Interests. Notwithstanding the foregoing, Exhibit A and Exhibit B shall be modified by the Manager as necessary in order to reflect the admission, withdrawal or transfer of Interests made in accordance with the limitations of this Agreement, including as specified in the Explanatory Agreement above.

8.2. *Transfers*.

8.2.1. *Transfers of Membership Rights or Interests in the Company*. A Member may Transfer all, or any portion of, or any interest or rights in, the Membership Rights owned by the Member only in accordance with the provisions of this Section 8.2., and an Interest Holder may Transfer all, or any portion of, or any interest or rights in, any Interest or Units only in accordance with the provisions of this Section 8.2.

8.2.2. *Violations of Transfer Restrictions*. Each Member and any Interest Holder hereby acknowledges the reasonableness of the prohibitions of this Section 8.2 in view of the purposes of the Company and the relationship of the Members. The Transfer of any Membership Rights or Interests/Units by a Member or Interest Holder or Transfer by any of the members of a Member Entity in violation of the prohibitions contained in this Section 8.2 or in violation of any Transfer restrictions applicable to the Company pursuant to financing of the Property shall be deemed invalid, null and void, and of no force or effect. Any Person to whom Membership Rights or Interests are attempted to be transferred in violation of this Section 8.2 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company, or have any other rights in or with respect to the Membership Rights. Any Member attempting such unauthorized Transfer shall automatically become an Interest Holder with no further rights or authority as a Member of the Company.

8.2.3. *Conditions of Transfers*. Notwithstanding anything to the contrary herein, all Transfers by Members or Interest Holders of their respective Membership Rights or Interests/Units, as applicable, and all Transfers of any rights or interests by any member or interest holder of a Member Entity shall be subject to the following conditions (the "**Conditions of Transfer**"):

8.2.3.1. the Transfer will not require registration of Interests or Membership Rights under any federal or state securities laws and the Transfer will not violate or cause the Company to violate any federal or states securities laws or other applicable laws, rules or regulations;

8.2.3.2. the Transfer is not prohibited by, or would cause a default under, the terms of any Company financing;

8.2.3.3. the transferee delivers to the Company a written instrument agreeing to be bound by all of the terms of this Agreement;

8.2.3.4. the Transfer will not result in (i) the termination of the Company pursuant to Code Section 708, (ii) the revocation of the Company's status as a West Virginia limited liability company, or (iii) impairment of the Company's ability to be taxed as a partnership for federal income tax purposes;

8.2.3.5. the Transfer will not result in the Company being subject to the Investment Company Act of 1940, as amended;

8.2.3.6. the transferee delivers to the Company, the transferee's taxpayer

identification number; and any other information reasonably requested by the Company with respect to the transferee; and

        8.2.3.7.   the transferor or the transferee pays to the Company a fee to cover the Company's costs of preparing necessary documentation and taking other actions necessary (including opinions of counsel as to compliance with applicable securities and tax laws) to give effect to such Transfer, such fee to be in an amount determined by the Company in its reasonable discretion.

        8.3.   *Voluntary Withdrawal*. No Member shall have the right or power to voluntarily withdraw from the Company.

        8.4.   *Involuntary Withdrawal*. Immediately upon the occurrence of an Involuntary Withdrawal, the withdrawn Member or the successor to such Member (the "**Successor**") shall thereupon become an Interest Holder but shall not become a Member. The successor Interest Holder shall have only the rights of an Interest Holder. Upon an Involuntary Withdrawal with respect to one or more members of a Member Entity which results in someone other than one of the original members of the Member Entity obtaining Control Rights with respect to such Member Entity, then such Member Entity shall become a mere Interest Holder. The provisions of this Section shall supersede the provisions of, and shall make inapplicable any right of a Member, its estate, personal representative or successor-in-interest under the Act.

        8.5.   *Drag Along Rights*. In the event that the Class A Members negotiate a sale or Transfer to an unrelated, unaffiliated, bona-fide third-party on a good-faith, arm's length basis, of (i) all of the Class A Members' Units (except in connection with estate planning purposes or to each other); or (ii) all or substantially all of the Company's assets (either such occurrence a "**Sale Event**") (the party to whom such Units or assets are sold being the "**Acquirer**"), the Class B Members agree to cooperate in the negotiation and consummation of any such Sale Event. Further, in the event of a Sale Event pursuant to subsection (i) above, then, upon the Company serving written notice to the Class B Members within five (5) business days of accepting the terms of such Sale Event, but in any event no later than thirty (30) days prior to the closing of the Sale Event, the Class B Members shall be obligated to sell or transfer (as the case may be) its/their Units and any net proceeds of such Sale Event shall be distributed in the same manner as provided in Section 4.3.

Section IX
General Provisions

        9.1.   *Assurances*. Each Member and Interest Holder shall execute all such certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Manager, in its reasonable discretion, deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

        9.2.   *Notifications*. Any notice, demand, consent, election, offer, approval, request, or other communication (collectively a "notice") required or permitted under this Agreement must be in writing and delivered (i) personally, or (ii) sent by certified or registered mail, postage prepaid, return

receipt requested, or (iii) by a nationally recognized overnight courier. A notice must be addressed to a Member or Interest Holder at the Member's or Interest Holder's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. Any notice hereunder shall be deemed duly delivered (x) when delivered, with written receipt, if personally delivered or delivered by nationally recognized overnight courier, or (y) three (3) days after mailing, if mailed by certified mail, return receipt requested, postage prepaid. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

9.3.   *Specific Performance*. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

9.4.   *Legal Fees*. The non-prevailing party in a final, non-appealable judicial action or arbitration, with respect to this Agreement, shall pay the reasonable costs and expenses of the prevailing party(ies) attorneys' fees and court costs.

9.5.   *Complete Agreement*. This Agreement constitutes the complete and exclusive statement of the agreement among the parties hereto. It supersedes all prior written and oral statements, including any prior representation, statement, condition, or warranty.

9.6.   *Applicable Law*. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of West Virginia.

9.7.   *Section Titles*. The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.8.   *Binding Provisions*. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.9.   *Jurisdiction and Venue*. Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States District Court for the Northern District of West Virginia or any West Virginia State Court having jurisdiction over the subject matter of the dispute or matter. All of the parties hereto hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

9.10.   *Terms*. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

9.11.   *Separability of Provisions*. Each provision of this Agreement shall be considered

7309721

separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.12.   *Counterparts*. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. Facsimile and electronic signatures shall be deemed to be original signatures. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

9.13.   *Waiver of Partition*. The Members and any other signatories hereto hereby agree to waive any rights they might otherwise have under the Act or under any other provisions of West Virginia law to an action for partition of the Company's assets.

9.14.   *Third Party Beneficiaries*. None of the rights or obligations provided hereunder shall inure to the benefit of any third party, including, without limitation, any creditor of any Member, Interest Holder or their respective Affiliates.

9.15.   *Waiver of Trial by Jury*. THE PARTIES HERETO HEREBY AGREE TO WAIVE ANY RIGHTS THEY MIGHT OTHERWISE HAVE TO A TRIAL BY JURY UNDER ANY PROVISION OF ANY APPLICABLE LAW.

9.16.   *Liability of the Members and Interest Holders*. Except as may be expressly required under the Act or as otherwise expressly stated in this Agreement, (i) no Member or Interest Holder shall be bound by, or be personally liable for, the expenses, liabilities or obligations of the Company, and (ii) the liability of each Member and Interest Holder shall be limited solely to the amount of the Capital Contributions made by such Member or Interest Holder to the Company and such Member or Interest Holder's Interest or Membership Rights, as applicable.

9.17.   *Construction of Agreement*.   No rule of construction shall apply to this Agreement that construes any language, whether ambiguous, unclear or otherwise, in favor of or against any party by virtue of the fact that this Agreement was drafted by counsel for such party.

9.18.   *Estoppel Certificate*. Each Member and Interest Holder shall, within ten (10) days after written request by any Member, deliver to the requesting Person a certificate stating, to the Member's or Interest Holder's knowledge, that: (i) this Agreement is in full force and effect; (ii) this Agreement has not been modified except by any instrument or instruments identified in the certificate; and (iii) there is no default hereunder by the requesting Person, or if there is a default, the nature and extent thereof; and (iv) verifying the members and Control Rights of each of the Member Entities.

9.19.   *Time is of the Essence*. Time is of the essence of this Agreement.

[Signatures appear on the following pages]

IN WITNESS WHEREOF, the parties have affixed their hands and seals as of the date first written above.

WITNESS:

CLASS A MEMBERS:

  (SEAL)
Name: Linda S. Losey

 (SEAL)
Name: Thomas J. Kiefer

 (SEAL)
Name: Robert H. Losey

COMPANY:

  (SEAL)
Name: Linda S. Losey

 (SEAL)
Name: Thomas J. Kiefer

 (SEAL)
Name: Robert H. Losey

BLOOMERY INVESTMENT HOLDINGS, LLC
THIRD AMENDED AND RESTATED OPERATING AGREEMENT
CLASS B MEMBER COUNTERPART SIGNATURE PAGE AND
ACKNOWLEDGEMENT

The undersigned hereby executes the Third Amended and Restated Operating Agreement of Bloomery Investment Holdings, LLC as a Class B Member and hereby agrees to all of the terms and conditions contained therein.

[Individual Member]

CLASS B MEMBERS:

_____
(Signature)

_____
(Print Name)

_____
(Second signature, if required)

_____
(Print Name)

[Entity Member]

CLASS B MEMBER:

_____
(Print Name of Entity)

By:_____
    (Signature)

_____
(Print Name and Title)

* * * ACKNOWLEDGEMENT * * *

The above named individual has been issued _____ Class B Units in the Company as of _____, 20__ and has been admitted as a Class B Member of the Company.

Bloomery Investment Holdings, LLC

_____
Linda S. Losey, Manager

THIRD AMENDED & RESTATED OPERATING AGREEMENT
OF
BLOOMERY INVESTMENT HOLDINGS, LLC

EXHIBIT A

List of Class A Members, Capital Contributions, Percentages and Units

Members Name, Address	Capital Contributions	Class A Units	Percentage of Class A Units	Percentage of All Units
Class A Members:				
Linda S. Losey 1109 Bernoudy Road White Hall, MD 21161	*	80,000	40%	40%
Thomas J. Kiefer 1109 Bernoudy Road White Hall, MD 21161	**	80,000	40%	40%
Robert H. Losey 16420 Dubbs Road Sparks, MD 21152	***	40,000	20%	40%
Total for Class A Units:		**200,000**	**100%**	
Total for All Units (A & B):				**100%**

* Capital Contribution of: (i) 40% of all the membership interests in Bloomery Plantation Distillery LLC ("Distillery"); (ii) 50% of all the membership interests in Bloomery Plantation Holdings LLC; (iii) assumption of 40% of debt of Distillery with a principal balance of $595,385.14, with Distillery released from such debt; and (iv) release of Distillery from debt with a principal balance of $46,325.59 owed to Linda S. Losey personally.

** Capital Contribution of: (i) 40% of all the membership interests in Bloomery Plantation Distillery LLC ("Distillery"); (ii) 50% of all the membership interests in Bloomery Plantation Holdings LLC; (iii) assumption of 40% of debt of Distillery with a principal balance of $595,385.14, with Distillery released from such debt; and (iv) release of Distillery from debt with a principal balance of $46,437.78 owed to Thomas J. Kiefer personally.

*** Capital Contribution of: (i) 20% of all the membership interests in Bloomery Plantation Distillery LLC ("Distillery"); and (ii) assumption of 20% of debt of Distillery with a principal balance of $595,385.14, with Distillery released from such debt.

THIRD AMENDED AND RESTATED OPERATING AGREEMENT
OF
BLOOMERY INVESTMENT HOLDINGS, LLC

EXHIBIT B

List of Class B Members, Capital Contributions, Percentages and Units

Members Name, Address	Capital Contributions	Class B Units	Percentage of Class B Units	Percentage of All Units
Class B Members:				
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
_____ _____ _____	$_____	____	___%	___%
Total for Class B Units:		____	**100%**	
Total for All Units (A & B):				___%

EXHIBIT C

Distillery's Business Plan

EXHIBIT D

Company's Reviewed Financial Statements

NOTE: The attached Financial Statements were issued May 14, 2016. Subsequent to May 14, 2016, the Company's Operating Agreement was amended and restated to change the number of Membership Interests authorized. The Company's current Operating Agreement is attached to the Form C as Exhibit B. Accordingly, Note 6 to said Financial Statements does not reflect that: (i) the number of Class A and B Membership Interests currently authorized is 200,000 for each class (as opposed to 6,640 for each class reflected in Note 6), and (ii) the number of Class A Membership Interests currently outstanding is 200,000 (as opposed to 6,640 reflected in Note 6). Further, subsequent to May 14, 2016, the Company determined that: (i) the minimum and maximum number of Class B Membership Interests offered under this Offering would be 7,000 and 100,000, respectively (as opposed to 1,000 and 3,200, respectively, reflected in Note 8 to said Financial Statements), (ii) the price of Class B membership Interests offered under this Offering would be $10 per unit (as opposed to $300 reflected in said Note 8), and (iii) this Offering would be announced on October 17, 2016 (as opposed to May 16, 2017, as reflected in said Note 8). Such changes are incorporated elsewhere in this Form C.

BLOOMERY INVESTMENT HOLDINGS, LLC
A WEST VIRGINIA LIMITED LIABILITY COMPANY
FINANCIAL STATEMENTS
(unaudited)
DECEMBER 31, 2015 AND 2014

Table of Contents

To the Members
Bloomery Investment Holdings, LLC
Charles Town, WV

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of Bloomery Investment Holdings LLC, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to error or fraud.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be presented in accordance with US GAAP. We believe that the results of our procedures provide a reasonable basis for our Report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, The Company has suffered recurring losses from operations and has a net capital deficiency that raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Levin & Hu, LLP
Kahului, Hawaii
May 14, 2016

Levin & Hu, LLP


Bloomery Investment Holdings, LLC
(A West Virginia Limited Liability Company)
Balance Sheets
December 31, 2015 and 2014
(unaudited)


ASSETS		2015		2014
Current assets				
Cash	$	6,697	$	2,432
Accounts receivable		23,876		24,193
Inventories		115,367		161,882
Total current assets		145,940		188,507
Property, plant and equipment				
Automobiles		36,647		36,647
Furniture and equipment		53,013		38,130
Buildings and improvements		406,402		410,621
Land		169,525		169,525
		665,587		654,923
Less: accumulated depreciation		(81,396)		(54,730)
Property, plant and equipment - net		584,191		600,193
Intangible assets - net of accumulated amortization		8,505		10,912
TOTAL ASSETS	$	738,636	$	799,612

The accompanying notes are an integral part of this independent accountant's review report.

Bloomery Investment Holdings, LLC
(A West Virginia Limited Liability Company)
Balance Sheets
December 31, 2015 and 2014
(unaudited)

LIABILITIES AND MEMBERS' EQUITY		2015		2014
Current liabilities				
Current portion of long term debt	$	26,447	$	24,250
Accounts payable		21,812		8,801
Accrued expenses		5,001		8,525
Accrued payroll taxes		-		11,186
Payable to related party		84,142		-
Line of credit payable to bank		148,073		148,170
Total current liabilities		285,475		200,932
Long term debt payable to bank, net of current portion		464,128		485,244
Total liabilities		749,603		686,176
Members' equity *(600 Class A Membership Interests authorized, issued and outstanding as of December 31, 2014 and 2015; 600 Class B Membership Interests authorized, 0 issued and outstanding as of December 31, 2014 and 2015)*		(10,967)		113,436
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	738,636	$	799,612

The accompanying notes are an integral part of this independent accountant's review report.

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Income
For the Years Ended December 31, 2015 and 2014
(unaudited)

	2015	2014
SALES	$ 790,683	$ 789,927
COST OF SALES	493,335	323,187
GROSS PROFIT	297,348	466,740
EXPENSES		
General and administrative	623,184	792,613
Interest	26,718	25,931
Depreciation and amortization	29,074	26,519
	678,976	845,063
LOSS FROM OPERATIONS	(381,628)	(378,323)
OTHER INCOME	-	52,230
	-	52,230
NET LOSS	$ (381,628)	$ (326,093)

The accompanying notes are an integral part of this independent accountant's review report.

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Changes in Members' Equity
For the Years Ended December 31, 2015 and 2014
(unaudited)

	2015	2014
BEGINNING MEMBERS' EQUITY	$ 113,436	$ (597,645)
Contributions	266,425	1,037,174
Distributions	(9,200)	-
Net Loss	(381,628)	(326,093)
ENDING MEMBERS' EQUITY	$ (10,967)	$ 113,436

The accompanying notes are an integral part of this independent accountant's review report.

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014
(unaudited)

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (381,628)	$ (326,093)
Adjustments to reconcile net loss to cash		
used in operating activities:		
Depreciation and amortization	29,074	26,519
(Increase) decrease in:		
Inventories	46,515	(50,750)
Accounts receivable	317	696
Increase (decrease) in:		
Accounts payable and payable to members	13,011	8,801
Payable to related party	84,142	-
Accrued expenses	(3,525)	(11,237)
Accrued payroll taxes and other	(11,186)	4,956
Net cash used by operating activities	(223,280)	(347,108)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net additions of property, plant and equipment	(10,665)	(33,950)
Net cash used in investing activities	(10,665)	(33,950)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from long term debt	6,540	-
Increase (decrease) in line of credit	(97)	118,170
Repayment of long term debt	(25,458)	(801,314)
Contributions from members	266,425	1,037,174
Distributions to members	(9,200)	-
Net cash provided by financing activities	238,210	354,030

The accompanying notes are an integral part of this independent accountant's review report.

Bloomery Investment Holdings LLC
(A West Virginia Limited Liability Company)
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014
(unaudited)

	2015	2014
NET CHANGE IN CASH	$ 4,265	$ (27,028)
CASH, BEGINNING OF YEAR	2,432	29,460
CASH, END OF YEAR	$ 6,697	$ 2,432
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest Paid	$ 26,718	$ 25,931
Income Taxes Paid	$ -	$ -

The accompanying notes are an integral part of this independent accountant's review report.

Note 1 – Nature of Operations

Bloomery Investment Holdings LLC (the "Company") is a West Virginia limited liability company formed on September 22, 2014. The Company conducts no business or operations of its own and is a holding company which owns all the membership interests in two other West Virginia limited liability companies – Bloomery Plantation Holdings LLC and Bloomery Plantation Distillery, LLC ("Distillery"). Through these subsidiaries the Company operates a distillery and engages in craft bottling of artisanal fruit cordials. The Company's principal office is located in Charles Town, West Virginia where it distributes its Bloomery Sweetshine™ products in West Virginia, Virginia, Maryland, New York, Tennessee, Pennsylvania and the District of Columbia through independent distributors. The Company operates a small farming operation which provides produce used in the production of its cordials and a tasting room open to the public which sells directly to retail customers.

Note 2 – Summary of Significant Accounting Policies

The Company follows accounting policies that conform to US GAAP and the common practices of the industry in which it is engaged. In order to more fully inform users of these financial statements, certain accounting key policies that affect significant elements of the financial statements are described below:

Basis of Accounting

The Company's policy is to prepare financial statements on the accrual basis of accounting; consequently, revenues are recognized when earned rather than when cash is received, and expenses are recognized when the obligation is incurred rather than when cash is disbursed.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Note 2 – Summary of Significant Accounting Policies *(Continued)*

Accounts Receivable

Accounts receivable are recorded at the original invoice amount and are charged against the allowance account when deemed uncollectible. The allowance for doubtful accounts is based on management's assessment of the credit history of customers with outstanding balances. As of December 31, 2015 and 2014, the allowance for doubtful accounts was $0.

Inventories

Inventories are stated at lower of cost or market, on a first in, first out basis. Inventories at December 31 consisted of the following:

	2015	2014
Materials	$ 50,693	$ 72,439
Work in Process	23,513	11,510
Finished Goods	32,750	68,877
Packaging and Supplies	8,411	9,056
	$ 115,367	$ 161,882

Property, Plant and Equipment

Property, Plant and Equipment is stated at cost plus amounts expended to place the asset in service. Improvements which prolong or extend the useful lives of the underlying assets are capitalized. Routine maintenance and repairs and minor replacement costs are charged to expense as incurred.

Depreciation is calculated on a straight-line basis, with estimated useful lives of the assets as follows:

Automobiles	5 Years
Furniture and Equipment	5 - 7 Years
Buildings and Improvements	39 Years

Note 2 – Summary of Significant Accounting Policies *(Continued)*

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended December 31, 2015 and 2014 was $10,049 and $6,500, respectively.

Income Taxes

The Company is not subject to income taxes and files its state and federal tax returns as a partnership, with all tax liabilities and benefits flowing through to the individual Members according to their proportionate share of ownership. As such, no provision for income taxes is reflected in the financial statements.

Note 3 – Related Party Transactions

Payable to Related Party

The payable to related party consists of personal credit card debt incurred by a Member for Company expenditures.

Collateral, Personal Guarantees

Substantially all assets of the Company are pledged as collateral on notes payable to a bank. Two of the Company's Members have issued personal guarantees on the notes.

Family Employees

Occasionally, the Company employs relatives of the Members in various non-executive capacities. In such cases, these employees are paid customary and prevailing wages which the management believes to constitute arms-length transactions.

Note 4 – Line of Credit

The Company has a line of credit with a bank which provides for a maximum borrowing of $150,000. Interest on the line of credit is payable monthly at the bank's posted prime rate but never less than 4.00%. The line of credit is secured by substantially all the assets of the Company and is personally guaranteed by two of the Members. The line of credit matures in July 2016, at which time all unpaid principal and accrued interest will be due and payable. At December 31, 2015 and 2014, the line of credit balance amounted to $148,073 and $148,170, respectively.

Note 5 – Long-Term Debt

Long-term debt consists of financing arrangements described below, entered into for the purchase property, plant and equipment. The debt is secured by substantially all the Company's assets and is personally guaranteed by two of the Members. Details of long-term debt as of December 31 are as follows:

	2015	2014
United Bank, due in monthly installments of $2,211, including interest at 4.00% through December, 2033	$ 339,412	$ 351,912
United Bank, due in monthly installments of $863, including interest at 4.75% through December of 2018, then increasing to 1.00% over the bank's posted prime rate through July, 2034	124,419	129,574
Ford Motor Credit, including interest at 0.00% due in monthly installments of $611 through November, 2018	20,766	28,008
Sheffield Financial, due in monthly installments of $166, including interest at 9.99% through June, 2019	5,978	-
	490,575	509,494
Current portion	(26,447)	(24,250)
	$ 464,128	$ 485,244

Note 5 – Long-Term Debt *(Continued)*

Future maturities of long-term debt are as follows:

2016	$ 26,447
2017	27,354
2018	27,699
2019	20,953
2020 and thereafter	388,122
	$ 490,575

Note 6 – Members' Equity

As of December 31, 2014 and 2015 the Company had 600 Class A Membership Interests authorized of which 600 were issued and outstanding and 600 Class B Membership Interests authorized of which 0 were issued and outstanding. On April 22, 2016 the Company adopted the Amended and Restated Operating Agreement ("Restated Agreement"). Under terms of the Restated Agreement, a maximum of 6,640 Class A Membership Interests and a maximum of 6,640 Class B Units are authorized. Holders of the 600 previously issued Class A Membership Interests exchanged those Interests for the 6,640 newly authorized Class A Membership Interests.

Under the terms of the Restated Agreement the Class B Membership Interests are entitled to a preferred, cumulative annual return of 10% of the subject Member's Unreturned Capital Contributions (as defined) and, until the Unreturned Capital Contributions of all Class B Membership Interests are reduced to zero, at least 50% of any additional distributions are dedicated to Class B Membership Interests with the balance of the additional distributions allocated pro-rata amongst all Membership Interests. The class B Membership Interests are subject to "drag-along rights" under which they must participate in any exchange or sale transactions into which Class A Membership Interests enter. The Class B Membership Interests do not have voting rights except in certain events defined in the Operating Agreement and are generally unable to exercise any control or decision making authority regarding the management, operations or capitalization of the company, including those of Distillery.

Note 6 – Members' Equity *(continued)*

Under certain circumstances the Class B Membership Units are subject to mandatory repurchase by holders of the Class A Membership Units. All the issued and outstanding Class A Membership Interests are owned by three individuals who make up the current executive management of the Company. The Company's Operating Agreement also provides for authorization of additional Class A and/or Class B Membership Interests through amendment of the Operating Agreement, which requires consent of two-thirds of the Class B Membership Interests.

Note 7 – Going Concern and Management Plans

The Company incurred a net loss of $381,628 during the year ended December 31, 2015, and as of that date, the Company's current liabilities exceeded its current assets by $155,536 and its total liabilities exceeded its total assets by $10,968. Those factors, as well as current conditions that the Company faces regarding the inability to predict outcomes regarding provision of additional funding from planned equity or debt transactions, create an uncertainty about the Company's ability to continue as a going concern. Management of the company has developed a plan to meet its obligations over the next twelve months as they become due and believes it will be able to execute on that plan successfully. The financial statements do not contain any adjustments that might be necessary if the Company were unable to continue as a going concern.

Note 8 - Subsequent Events

On May 16, 2016 the Company announced that it would seek to raise additional capital by launching an equity offering under Title III of the Jumpstart Our Business Startups Act of 2012. Under the terms of the transaction, the Company will offer a minimum of 1,000 and a maximum of 3,320 Class B units to investors at a price of $300 per unit.

EXHIBIT E

Transcript of Video

Bloomery Plantation Distillery
#ConnectYourSpirit Video
2:53

Imagine
Being connected to the world
through one, tiny, bottle.

MUSIC
[Words on screen #ConnectYourSpirit]

A bottle so full of spirit, grounded to the earth.

This place has such a rich history.
It goes down deep into its roots and its got bootlegging and moonshining and, and we
had no idea of this rich history when we bought this place on Craigslist.

[Linda Losey, Founder, Visionary]

And its, its now just part of it and we've become part of this land and a part of the legacy
that, that's being left here with this rich, rich history.

What's in the bottle is is the spirit of this company,

[Love, Laughter, Community and Spirit]

but that's not at all what its about.
It's about community. It's about our fans. It's about our team. It's about coming together
around something so unique, something so full of life, and so energized, and passion.
And that's what the spirit of what,of   this is. We are pure American spirit in every sense
of the word.

You want to know the people behind the brand. You want to support something that you
know and we grow what we put into the bottles or source from other small America
farms.
Four ingredients. 190 proof corn liquor, pure can sugar, water, and then that fruit, root or
nut that we grow or source. And that's it.

MUSIC

So when we first came here to see this log cabin in the woods this was the condition it
was in in 2010.   It had never been lived in. It was abandoned, as you can see it was
totally deserted. Falling down and run down.

And look how far we've come.

MUSIC

What would it be like to connect your spirit to the world? Hand to hand. And farm to bottle.

A bottle bursting with anticipation for the future.
But we want to take it beyond that. We see this vision and, and we want to get connected to the rest of America.

What if we could connect the world one, tiny bottle at a time?

Connect your spirit to ours.
Together we can.

MUSIC

[#ConnectYourSpirit]
[Bloomery SweetShine Charles Town, WV]

[Come. Grow with Us.]